Exhibit 10.6
Execution Copy
AGREEMENT AND PLAN OF MERGER
BETWEEN
UNISON BANCORP, INC.,
BVBC ACQUISITION I, INC.
AND
BLUE VALLEY BAN CORP.
Dated as of November 2, 2006

i

EXHIBITS

Exhibit 1.1	Plan of Merger
Exhibit 1.6(c)	Projected Merger Consideration
Exhibit 1.8	Escrow Agreement
Exhibit 2. l(d)	Retention and Severance Payments

Index of Defined Terms

Acquisition Proposal	SECTION 5.4(c)(i)
Acquisition Transaction	SECTION 5.4(c)(ii)
Adjustment Statement	SECTION 1.6(f)(i)(bb)
Affiliate	SECTION 10.3
Agreement	PREAMBLE
Bank	SECTION 2.1(a)
BHCA	SECTION 2.1(a)
Business Day	SECTION 10.3
Certificate	SECTION 1.6(d)
Classified Loans	SECTION 10.3
Closing	SECTION 1.2(a)
Closing Date	SECTION 1.2(a)
Code	SECTION 10.3
Company	PREAMBLE
Company Approvals	SECTION 3.1(a)
Company Articles	SECTION 4.2
Company Bank Subsidiary	SECTION 4.1
Company Bylaws	SECTION 4.2
Company Disclosure Schedule	ARTICLE III
Company Material Adverse Effect	SECTION 4.1(c)
Company Reports	SECTION 3.6(a)
Company SEC Reports	SECTION 3.6(a)
Company’s Board of Directors	PREAMBLE
Confidentiality Agreement	SECTION 4.7
Consent	SECTION 10.3
Continuing Employees	SECTION 7.8(a)
Contract	SECTION 10.3
Control	SECTION 10.3
Default	SECTION 10.3
Dispute Notice	SECTION 1.6(f)(iii)
Dissenting Shares	SECTION 1.6(e)
Effect	SECTION 2.1(d)
Effective Time	SECTION 1.2(b)
Environmental Claims	SECTION 2.12(a)
Environmental Laws	SECTION 2.12(a)
ERISA	SECTION 2.10(a)
Exchange Act	SECTION 2.3
Exchange Agent	SECTION 1.7(a)
Exchange Fund	SECTION 1.7(a)
Existing D&O Policy	SECTION 5.l(d)
Escrow Account	SECTION 1.8
Escrow Agreement	SECTION 1.8
Escrow Deposit	SECTION 1.8
Escrow Consideration	SECTION 1.6(a)(ii)
FDIC	SECTION 2.1(b)

Federal Reserve Board	SECTION 2.1(a)
Financial Statements	SECTION 2.7(b)
GAAP	SECTION 2.7(b)
Governmental Authority	SECTION 1.7(e)
Hazardous Materials	SECTION 2.12(a)
Indemnified Losses	SECTION 8.2(m)
Indemnified Parties	SECTION 6.4(d)
Indemnified Person	SECTION 8.2(m)
Insurance Coverage	SECTION 7.3(b)
Intellectual Property	SECTION 10.3
IRS	SECTION 2.10(a)
Kansas Secretary of State	SECTION 1.2(b)
KGCC	PREAMBLE
Knowledge	SECTION 10.3
Law	SECTION 10.3
Laws	SECTION 2.5(a)
Legal Requirements	SECTION 2.8(c)
Liability	SECTION 10.3
Lien	SECTION 10.3
Litigation	SECTION 10.3
Loan Property	SECTION 2.12(a)
Material Contracts	SECTION 2.19
Merger	PREAMBLE
Merger Consideration	SECTION 1.6(b)
Net Book Value	SECTION 10.3
Non Performing Loans	SECTION 10.3
OCC	SECTION 2.l(b)
OCC Agreement	SECTION 2.13
Option Agreement	SECTION 1.6(d)
Option Consideration	SECTION 1.6(b)
Order	SECTION 10.3
OSBC	SECTION 2.1(b)
Participation Facility	SECTION 2.12(a)
Patriot Act	SECTION 2.9(d)
Per Share Consideration	SECTION 1.6(a)
Permit	SECTION 10.3
Person	SECTION 10.3
Permitted Liens	SECTION 10.3
Plans	SECTION 2.10(a)
Proxy Statement	SECTION 6.1
Regulatory Authorities	SECTION 10.3
Rights	SECTION 10.3
Reserve Ratio	SECTION 10.3
Retention and Severance Payments	SECTION 2.1(d)
Rights Agreement	SECTION 2.21
Rights Agreement Amendment	SECTION 2.21

v

SEC	SECTION 3.6(a)
Section 409 A	SECTION 2.10(e)
Securities Act	SECTION 4.4(b)
Seller	PREAMBLE
Seller Approvals	SECTION 2.1(b)
Seller Articles	SECTION 2.2
Seller By Laws	SECTION 2.2
Seller Common Stock	SECTION 1.6(a)
Seller Disclosure Schedule	ARTICLE II
Seller Intellectual Property	SECTION 2.8(c)
Seller Material Adverse Effect	SECTION 2.1(d)
Seller Option	SECTION 1.6(b)
Seller Options	SECTION 1.6(b)
Seller Reports	SECTION 2.7(a)
Seller Subsidiaries	SECTION 2.1(a)
Seller Subsidiary	SECTION 2.1 (a)
Seller’s Board of Directors	PREAMBLE
Seller’s Board of Directors	PREAMBLE
Settlement Balance Sheets	SECTION 1.6(f)(i)(aa)
Sub	PREAMBLE
Sub Articles	SECTION 1.4
Sub By Laws	SECTION 1.4
Sub’s Board of Directors	PREAMBLE
Subsidiaries	SECTION 10.3
Subsidiary	SECTION 10.3
Subsidiary Organizational Documents	SECTION 2.2
Superior Offer	SECTION 5.4(c)(iii)
Surviving Corporation	SECTION 1.1
Tax	SECTION 2.14(a)(ii)
Tax Returns	SECTION 2.14
Taxes	SECTION 2.14(a)(ii)
Terminated Employee	SECTION 7.8(a)
Termination Fee	SECTION 8.3(b)
Tier 1 Ratio	SECTION 10.3
Title IV Plan	SECTION 2.10(b)

AGREEMENT AND PLAN OF MERGER
     AGREEMENT AND PLAN OF MERGER, dated as of November 2, 2006 (the “Agreement”), among Unison Bancorp, Inc., a Kansas corporation (the “Seller”), Blue Valley Ban Corp., a Kansas corporation (the “Company”), and BVBC Acquisition I, Inc., a Kansas corporation (the “Sub”).
     WHEREAS, the Boards of Directors of the Company (the “Company’s Board of Directors”), the Seller (the “Seller’s Board of Directors”), and the Sub (the “Sub’s Board of Directors”) have each determined that it is advisable to and in the best interests of their respective stockholders for the Sub to merge with and into the Seller, with the Seller being the surviving corporation in such merger (the “Merger”), upon the terms and subject to the conditions set forth herein and in accordance with the Kansas General Corporation Code (the “KGCC”);
     WHEREAS, the Company’s Board of Directors, the Seller’s Board of Directors and the Sub’s Board of Directors have each approved the Merger of the Sub with and into the Seller, upon the terms and subject to the conditions set forth herein, and approved and adopted this Agreement; and
     NOW, THEREFORE, in consideration of the foregoing premises and the representations, warranties and agreements contained herein, and subject to the terms and conditions set forth herein, the parties hereto hereby agree as follows:
ARTICLE I — THE MERGER
     1.1 The Merger.
     Upon the terms and subject to the conditions set forth in this Agreement, and in accordance with the KGCC and the Plan of Merger attached hereto as Exhibit 1.1, at the Effective Time the Sub shall be merged with and into the Seller. As a result of the Merger, the separate corporate existence of the Sub shall cease and the Seller shall continue as the surviving corporation of the Merger (the “Surviving Corporation”).
     1.2 The Closing; Effective Time.
          (a) The closing of the Merger and the transactions contemplated hereby (the “Closing”) shall be held at such time, date (the “Closing Date”) and location as may be mutually agreed by the parties. In the absence of such agreement, the Closing shall be held at the offices of Stinson Morrison Hecker LLP, 1201 Walnut, Kansas City, Missouri, commencing at 9:00 a.m., Kansas City time, on a date specified by either party upon five (5) Business Days’ written notice and not later than ten (10) days following the last to occur of the following events: (a) receipt of all consents and approvals of government Regulatory Authorities legally required to consummate the Merger and the expiration of all statutory waiting periods; and (b) approval of this Agreement and the Merger by the Seller’s stockholders. Scheduling or commencing the Closing shall not constitute a waiver of the conditions set forth in ARTICLE VII by either the Company, the Sub or the Seller.

          (b) As promptly as practicable after the Closing, the parties hereto shall cause the Merger to be consummated by filing a certificate of merger and articles of merger, as necessary, and any other required documents, with the Secretary of State of the State of Kansas (the “Kansas Secretary of State”), in such form as required by, and executed in accordance with the relevant provisions of, the KGCC (the date and time of such filing or such date and time as the Company and the Seller shall agree and specify in the certificate of merger and articles of merger are referred to herein as the “Effective Time”).
     1.3 Effect of the Merger. At the Effective Time, the effect of the Merger will be as provided in this Agreement and the applicable provisions of the KGCC. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time, except as otherwise provided herein, all the property, rights, privileges, powers and franchises of the Sub and the Seller shall vest in the Surviving Corporation, and all debts, liabilities and duties of the Sub and the Seller shall become the debts, liabilities and duties of the Surviving Corporation.
     1.4 Articles of Incorporation; By Laws. At the Effective Time, the Sub’s Articles of Incorporation, as amended (the “Sub Articles”), and the Sub’s By Laws, as amended (the “Sub By Laws”), as in effect immediately prior to the Effective Time, shall be the Articles of Incorporation and the By Laws of the Surviving Corporation.
     1.5 Directors and Officers. At the Effective Time, the directors of the Sub immediately prior to the Effective Time shall be the initial directors of the Surviving Corporation, each to hold office in accordance with the Articles of Incorporation and By Laws of the Surviving Corporation. At the Effective Time, the officers of the Sub immediately prior to the Effective Time, shall be the initial officers of the Surviving Corporation, in each case until their respective successors are duly elected or appointed.
     1.6 Conversion of Securities; Dissenting Shares.
          (a) At the Effective Time, by virtue of the Merger and without action on the part of the Company, the Sub or the Seller, each share of the common stock, $1.00 par value, of the Seller (“Seller Common Stock”), issued and outstanding immediately prior to the Effective Time, other than (i) shares of Seller Common Stock held in the treasury of the Seller, and (ii) Dissenting Shares (such shares of Seller Common Stock (excluding those shares described in clause (i) and (ii)) are referred to herein as the “Shares”), will cease to be outstanding and will be converted into the right to receive:
     (i) TWELVE DOLLARS AND 75/100 ($12.75) (the “Per Share Consideration”); and
     (ii) cash in an amount equal to the quotient of (a) the remainder of the Escrow Deposit, if any, and all proceeds thereon distributed upon closing the Escrow Account divided by (b) (i) the sum of 738,287 plus all Seller Options with an exercise price below $13.25 which are outstanding and unexercised at the Effective Time plus any Shares issued pursuant to an exercise of a Seller Option before the Effective Time minus (ii) any Seller Options that lapse prior to the Effective Time (the “Escrow Consideration”). The Escrow Consideration will be payable to the Seller’s shareholders in accordance with the procedures outlined in the Escrow Agreement attached as Exhibit 1.8.
          (b) At the Effective Time, each option granted by the Seller pursuant to certain inducement grants to purchase Seller Common Stock (each, a “Seller Option” and collectively, the “Seller Options”) that is outstanding and unexercised immediately prior to the Effective Time, will, by virtue of the Merger and without any action on the part of the Seller or the holder thereof, be converted into the right to receive an amount of cash equal to the excess, if any, of the Per Share Consideration over the exercise price of each such Seller Option, minus any applicable withholding taxes (the “Option Consideration”). Each unexercised Seller Option with an exercise price below $13.25 will also receive the Escrow Consideration, if any, minus any applicable withholding taxes, to be paid in accordance with the terms of the Escrow Agreement.
          (c) The aggregate Per Share Consideration and the aggregate Option Consideration are referred to collectively herein as the “Merger Consideration.” Each of the Per Share Consideration, the Option Consideration and the Merger Consideration is subject to adjustment as set forth in this Agreement. Exhibit 1.6(c) sets forth the projected Merger Consideration based on the number of Shares and Seller Options.
          (d) At the Effective Time, each share of Seller Common Stock held by the Seller as treasury stock immediately prior to the Effective Time shall be canceled and extinguished without any conversion thereof.
          (e) At the Effective Time, by virtue of the Merger and without any action on the part of the Seller, the Company, the Sub or the holders thereof, all shares of Seller Common Stock and Seller Options shall no longer be outstanding and shall automatically be canceled and shall cease to exist, and each certificate (a “Certificate”) previously representing any Seller Common Stock and each agreement (an “Option Agreement”) previously representing any such Seller Options shall thereafter represent only the right to receive the Per Share Consideration or the Option Consideration, as applicable, and the Escrow Consideration, if any. Payments made in respect of the Seller Options shall be in full satisfaction of all obligations under the Option Agreements.
          (f) Notwithstanding anything in this Agreement to the contrary, shares of Seller Common Stock which are issued and outstanding immediately prior to the Effective Time and which are held by stockholders who have validly exercised appraisal rights available under Section 17 6712 of the KGCC (the “Dissenting Shares”) shall not be converted into or be exchangeable for the right to receive the Per Share Consideration in accordance with this Section 1.6, unless and until such holders shall have failed to perfect or shall have effectively withdrawn or lost their appraisal rights under the KGCC. Dissenting Shares shall be treated in accordance with Section 17 6712 of the KGCC, if and to the extent applicable. If any such holder shall have failed to perfect or shall have effectively withdrawn or lost such appraisal rights, such holder’s shares of Seller Common Stock shall thereupon be converted into and become exchangeable only for the right to receive, as of the Effective Time, the Per Share Consideration in accordance with this Section 1.6. The Seller shall give the Company (a) prompt notice of each and every notice of a stockholder’s intent to exercise appraisal rights for the stockholder’s shares of Seller Common Stock, attempted withdrawals of any such notice, and any other instruments delivered by a stockholder to the Seller in connection with the exercise of that stockholder’s appraisal rights pursuant to the KGCC; and (b) the opportunity to participate in all negotiations and proceedings with respect to demands for appraisal under the KGCC. The Seller shall not, except with the prior written consent of the Company, voluntarily make any payment with respect to, offer to settle or settle, or approve any withdrawal of any demands for “fair value” under Section 17-6712 of the KGCC.
          (g) Adjustment of Merger Consideration.
     (i) At least fifteen (15) days prior to the Closing Date, Seller shall prepare and deliver to the Company, the following items:
(aa)	a consolidated balance sheet of Seller and Seller Subsidiaries, as of the end of the calendar month immediately preceding such delivery date, provided that such calendar month shall not be more than sixty (60) days prior to the Closing Date (the “Settlement Balance Sheets”), such Settlement Balance Sheets to be certified by the chief financial officer of Seller; and

(bb)	a Closing Adjustment Statement (the “Adjustment Statement”) indicating any adjustments to be made to the Merger Consideration pursuant to this Agreement.
     (ii) In the event that such Settlement Balance Sheets reveal that the Net Book Value of the Seller on a consolidated basis is less than $5,100,000, the Merger Consideration shall be decreased by an amount equal to the difference between $5,100,000 and the Net Book Value shown on such Settlement Balance Sheets. Upon adjustment of the Merger Consideration, the Per Share Consideration, and the Option Consideration will be adjusted to reflect such adjustment(s).
     (iii) Seller shall permit the Company and its independent certified public accountant to review (at the Company’s expense) all accounting records and work papers and computations used in the preparation of the Settlement Balance Sheets and the Adjustment Statement. If the Company does not give a dispute notice (a “Dispute Notice”) as to such Settlement Balance Sheets and the Adjustment Statement within ten (10) days after receipt thereof, the Merger Consideration as adjusted and shown in the Adjustment Statement shall be deemed final. If the Company gives the Dispute Notice within the time period indicated above, the parties shall work to resolve any dispute. If the dispute cannot be resolved prior to the Effective Date, the Effective Date shall be extended pending arbitration of the dispute by Rubin, Brown. Costs of such arbitration shall be borne equally by the parties. The parties shall submit the claim to arbitration within ten (10) days after reaching impasse on the dispute. The arbitration decision shall be binding upon the parties and may be submitted by either party to the appropriate court in the State of Kansas for enforcement thereof.
     1.7 Exchange of Certificates.
          (a) Exchange Agent. At or prior to the Effective Time, the Company will deposit, or cause to be deposited, with UMB Bank, N.A. (the “Exchange Agent”), for the benefit of the holders of Certificates and Option Agreements the Merger Consideration in cash sufficient for the Exchange Agent to make full payment of the Merger Consideration (the “Exchange Fund”). There shall be a written agreement between the Sub, the Company and the Exchange Agent in which the Exchange Agent expressly undertakes, on reasonably customary terms, the obligation to pay the Merger Consideration, which Exchange Agreement shall be subject to Seller’s reasonable prior review and approval.
          (b) Exchange Procedures. As soon as reasonably practicable after the Effective Time, the Exchange Agent shall mail to each holder of record of Certificates and Option Agreements, as applicable, (i) a letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates (and shares underlying the Seller Options) shall pass, only upon delivery of the Certificates or the Option Agreements to the Exchange Agent and shall be in such form and have such other provisions as the Company may reasonably specify) and (ii) instructions for use in effecting the surrender of the Certificates or the Option Agreements in exchange for the Per Share Consideration or the Option Consideration, as the case may be. Upon surrender of a Certificate for cancellation to the Exchange Agent together with such letter of transmittal, duly executed, the holder of such Certificate shall be entitled to receive in exchange therefor the Per Share Consideration which such holder has the right to receive in respect of the Certificate surrendered pursuant to the provisions of this ARTICLE I (after taking into account all Shares then held by such holder) and the Certificate so surrendered will be canceled (retaining the right to receive any Escrow Consideration paid out upon liquidation of the Escrow Account). Upon surrender of an Option Agreement for cancellation to the Exchange Agent together with such letter of transmittal, duly executed, the holder of such Seller Option shall be entitled to receive in exchange therefor the Option Consideration which such holder has the right to receive in respect of the Option Agreement surrendered (after taking into account all Seller Options then held by such holder), and the Option Agreement so surrendered will be canceled (retaining the right to receive any Escrow Consideration paid out upon liquidation of the Escrow Account). The right of holders of Shares and holders of Seller Options to receive the Escrow Consideration survives the surrender and cancellation of a Certificate or an Option Agreement to receive the Per Share Consideration or the Option Consideration, respectively.
          (c) Unregistered Transfers; Lost, Stolen or Destroyed Certificates. In the event of a transfer of ownership of Shares which is not registered in the transfer records of the Seller, a transferee may exchange the Certificate representing such Shares for the Per Share Consideration as provided in this ARTICLE I if the Certificate representing such Shares is presented to the Exchange Agent, accompanied by all documents required to evidence and effect such transfer, and by evidence that any applicable stock transfer taxes have been paid. In the event any Certificate has been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such Certificate to be lost, stolen or destroyed and the posting by such person of a bond in such amount as the Company may direct as indemnity against any claim that may be made against it or the Exchange Agent with respect to such Certificate, the Exchange Agent will issue in exchange for such lost, stolen or destroyed Certificate the Per Share Consideration, which such holder would have had the right to receive in respect of such lost, stolen or destroyed Certificate. Until surrendered as contemplated by this Section, each Certificate (other than Certificates representing Shares owned by the Company or any Company subsidiary, and Certificates representing Dissenting Shares) shall be deemed at any time after the Effective Time to represent only the right to receive upon such surrender the Per Share Consideration and the Escrow Consideration, if any.
          (d) No Further Rights in the Shares other than Escrow Consideration. The Merger Consideration issued and paid upon conversion of the Shares and the Seller Options in accordance with the terms hereof shall be deemed to have been issued and paid in full satisfaction of all rights pertaining to such Shares and the Seller Options, as applicable, other than the right of the Shares and the Seller Options to receive the Escrow Consideration in accordance with the terms of the Escrow Agreement, which right continues until termination of the Escrow Account and payment of the Escrow Consideration, if any.
          (e) Termination of Exchange Fund. Any portion of the Exchange Fund which remains undistributed to the former stockholders of the Seller for six (6) months after the Effective Time shall be delivered to the Company, upon demand, and any former stockholders of the Seller who have not theretofore complied with this ARTICLE I shall thereafter look only to the Company to claim the Per Share Consideration or the Option Consideration, in each case without interest thereon. Any portion of the Exchange Fund remaining unclaimed by holders of Shares as of a date which is immediately prior to such time as such amounts would otherwise escheat to or become property of any United States federal, state or local or any foreign government, or political subdivision thereof, or any multinational organization or authority or any authority, agency or commission entitled to exercise any administrative, executive, judicial, legislative, police, regulatory or taxing authority or power, any court or tribunal (or any department, bureau or division thereof), or any arbitrator or arbitral body (each a “Governmental Authority”) shall, to the extent permitted by applicable Law, become the property of the Surviving Corporation free and clear of any claims or interest of any Person previously entitled thereto.
          (f) No Liability. None of the Company, the Sub or the Seller is liable to any former holder of Shares for any such Shares or cash or other payment delivered to a public official pursuant to any abandoned property, escheat or similar laws.
     1.8 Escrow Account. At Closing, the Company, the Sub, and the Seller must enter into an Escrow Agreement with UMB Bank, N.A. (“Escrow Agent”), substantially in the form of Exhibit 1.8 attached hereto (the “Escrow Agreement”), pursuant to which the Company will deposit cash into escrow in an amount equal to the product of (a) $.50 multiplied by (b) the sum of 738,287 plus all Seller Options with an exercise price below $13.25 which are outstanding and unexercised at the Effective Time plus any Shares issued pursuant to an exercise of a Seller Option before the Effective Time minus (ii) any Seller Options that lapse prior to the Effective Time (the “Escrow Deposit”). Such account is the “Escrow Account.” The Seller will provide the Company a written notice of the number calculated pursuant to clause (b) above no later than five Business Days before Closing.
ARTICLE II — REPRESENTATIONS AND WARRANTIES OF SELLER
     Except as disclosed in the disclosure schedule (the “Seller Disclosure Schedule”) delivered by Seller to the Company and the Sub prior to the execution of this Agreement (which schedule sets forth items of disclosure with specific reference to the particular Section or subsection of this Agreement to which the information in the Seller Disclosure Schedule relates); provided, however, that any information set forth in one section or subsection of the Seller Disclosure Schedule will be deemed to apply to each other Section or subsection of this Agreement to which its relevance is reasonably apparent, Seller hereby represents and warrants to the Company as follows:
     2.1 Organization and Qualification; Subsidiaries.
          (a) The Seller is a corporation duly organized, validly existing and in good standing under the laws of the State of Kansas and a registered bank holding company under the Bank Holding Company Act of 1956, as amended (the “BHCA”). The Seller is also subject to regulation by the Board of Governors of the Federal Reserve System (the “Federal Reserve Board”). Seller’s banking subsidiary, Western National Bank, is a duly organized and validly existing national banking association (the “Bank”). Each other subsidiary of the Seller (a “Seller Subsidiary,” and together with the Bank, the “Seller Subsidiaries”) is a corporation, limited liability company, limited partnership, or trust duly organized, validly existing and in good standing under the laws of the state of its incorporation or organization. Each of the Seller and the Seller Subsidiaries has the requisite corporate power and authority to own, lease and operate the properties it now owns or holds under lease and to carry on its business as it is now being conducted, is duly qualified or licensed as a foreign business entity to do business, and is in good standing, in each jurisdiction where the character of the properties owned, leased or operated by it or the nature of its business makes such qualification or licensing necessary, except for such jurisdictions in which the failure to be so qualified or licensed would not, individually or in the aggregate, have a Seller Material Adverse Effect.
          (b) Each of the Seller and the Seller Subsidiaries has all material franchises, grants, authorizations, licenses, permits, easements, consents, certificates, approvals and orders (“Seller Approvals”) necessary to own, lease and operate their properties and to carry on its business as it is now being conducted, including all required authorizations from the Federal Reserve Board, the Office of the Comptroller of the Currency (the “OCC”), the Federal Deposit Insurance Corporation (the “FDIC”), and the Office of the Kansas State Bank Commissioner (the “OSBC”), and neither the Seller nor any Seller Subsidiary has received any notice of proceedings relating to the revocation or modification of any Seller Approvals, except in each case where such revocations or modifications, or the failure to have such Seller Approvals would not, individually or in the aggregate, have a Seller Material Adverse Effect.
          (c) A true and complete list of the Seller Subsidiaries, together with the (i) Seller’s percentage ownership of each Seller Subsidiary, (ii) laws under which the Seller Subsidiary is incorporated or organized, and (iii) Seller Subsidiary lines of business, is set forth in the Seller Disclosure Schedule. The Seller or one or more of the Seller Subsidiaries owns beneficially and of record all of the outstanding shares of capital stock or other equity interests of each of the Seller Subsidiaries. Except for the Seller Subsidiaries, the Seller does not directly or indirectly own any capital stock or equity interest in, or any interests convertible into or exchangeable or exercisable for any capital stock or equity interest in, any corporation, partnership, joint venture or other business association or entity, other than in the ordinary course of business, and in no event in excess of 5% of the outstanding equity securities of such entity.
          (d) As used in this Agreement, the term “Seller Material Adverse Effect” means, any effect, change, event, fact, condition, occurrence, or development (each an “Effect”), that, individually or in the aggregate with other Effects, (i) is material and adverse to the business, assets, liabilities, results of operations or financial condition of the Seller and Seller Subsidiaries taken as a whole, or (ii) materially impairs the ability of the Seller to consummate the transactions contemplated hereby. The term “Seller Material Adverse Effect” does not include the impact of (a) changes in laws and regulations or interpretations thereof that are generally applicable to the banking industry, (b) changes in generally accepted accounting principles that are generally applicable to the banking industry, (c) expenses reasonably incurred in connection with the transactions contemplated hereby, which include, without limitation, legal counsel fees payable to Stinson Morrison Hecker LLP, investment banking fees to Hovde Financial, Inc., and accounting fees to KPMG, LLP, (d) changes attributable to or resulting from changes in general economic conditions affecting banks or their holding companies generally, (e) any Effect to the extent resulting from the announcement of this Agreement or the transactions contemplated thereby, (f) payments by the Seller to reimburse certain directors and former directors for their legal fees incurred in connection with defense of breach of fiduciary duty claims by the OCC, (g) payment of those expenses related to the transactions contemplated by this Agreement which are listed on the Seller Disclosure Schedule, (h) payment of any amounts due to, or the provision of any other benefits to, any officers or employees under employment contracts, non competition agreements, employee benefit plans, severance agreements or other arrangements in existence as of the date of or contemplated by this Agreement, provided that the payment of any such amounts or the provision of any such benefits shall be made in the ordinary course consistent with past practices, (i) the taking of any action by the Seller approved or consented to in writing by the Company, (j) any action taken or not taken by the Seller or Seller’s Subsidiaries in accordance with the terms and covenants contained in this Agreement or (k) those retention bonus payments and severance payments made to certain employees of the Seller which are listed on Exhibit 2.1(d) hereto (the “Retention and Severance Payments”).
     2.2 Articles of Incorporation and By Laws. The Seller has made available to the Company a complete and correct copy of the Seller’s Articles of Incorporation and the Seller’s By Laws, as amended or restated (“Seller Articles” and “Seller By Laws,” respectively), and the Articles of Incorporation and the By Laws, or other organizational documents, as the case may be, of each Seller Subsidiary (the “Subsidiary Organizational Documents”). The Seller Articles, Seller By Laws and Subsidiary Organizational Documents are in full force and effect. Neither the Seller nor any Seller Subsidiary is in breach of any of the provisions of the Seller Articles, Seller By Laws or Subsidiary Organizational Documents.
     2.3 Capitalization. The authorized capital stock of the Seller consists of 1,250,000 shares of Seller Common Stock. As of August 31, 2006, (i) 738,287 shares of Seller Common

Stock were issued and outstanding, all of which were duly authorized, validly issued, fully paid and non assessable, and not issued in violation of any preemptive right of any Seller stockholder, and (ii) 143,350 shares of Seller Common Stock were subject to Seller Options. Except as set forth in clause (ii) above and in the Rights Agreement (as defined in Section 2.21 below), there are no outstanding Rights relating to the issued or unissued capital stock or other equity interests of the Seller or any Seller Subsidiary or obligating the Seller or any Seller Subsidiary to issue or sell any shares of capital stock or other equity interests of, or other equity interests in, the Seller or any Seller Subsidiary. No shares of Seller Common Stock are fractional shares. There are no obligations, contingent or otherwise, of the Seller or any Seller Subsidiary to repurchase, redeem or otherwise acquire any shares of Seller Common Stock or the capital stock or other equity interests of any Seller Subsidiary or to provide funds to or make any investment (in the form of a loan, capital contribution or otherwise) in any Seller Subsidiary or any other entity, except for loan commitments and other funding obligations entered into in the ordinary course of business. Each of the outstanding shares of capital stock or other equity interests of each Seller Subsidiary are duly authorized, validly issued, fully paid and non assessable, and not issued in violation of any preemptive rights of any Seller Subsidiary stockholder or other equity holder, and such shares or other equity interests owned by the Seller or another Seller Subsidiary are owned free and clear of all security interests, liens, claims, pledges, agreements, limitations of the Seller’s voting rights, charges or other encumbrances of any nature whatsoever. Seller is not a reporting company, and is not required to be a reporting company under the Securities Exchange Act of 1934 (the “Exchange Act”).
     2.4 Authority. The Seller has the requisite corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated hereby (other than, with respect to the Merger, the approval and adoption of this Agreement by the Seller’s stockholders in accordance with the KGCC and the Seller Articles and Seller By Laws). The execution and delivery of this Agreement by the Seller and the consummation by the Seller of the transactions contemplated hereby have been duly and validly authorized by all necessary corporate action on the part of the Seller, including, without limitation, the Seller’s Board of Directors. As of the date of this Agreement, the Seller’s Board of Directors, at a meeting duly called, constituted and held, has, by the vote of a sufficient number of directors present at the meeting, determined: (a) that this Agreement and the transactions contemplated thereby, including the Merger, are advisable to, fair to, and in the bests interests of the Seller and its stockholders; (b) to submit this Agreement for approval and adoption by the stockholders of the Seller and to declare the advisability of this Agreement; and (c) to recommend that the stockholders of the Seller adopt and approve this Agreement and the transactions contemplated thereby, including the Merger, and direct that this Agreement be submitted for consideration by the stockholders of the Seller at the Seller Stockholders’ Meeting (the “Seller’s Board of Directors Recommendation”). No other corporate proceedings on the part of Seller are necessary to authorize this Agreement or to consummate the transactions contemplated hereby (other than, with respect to the Merger, the approval and adoption of this Agreement by the Seller’s stockholders in accordance with the KGCC and the Seller Articles and Seller By-laws). This Agreement has been duly executed and delivered by, and constitutes a valid and binding obligation of the Seller and assuming due authorization, execution and delivery by the Company and the Sub, enforceable against the Seller in accordance with its terms, except as enforcement may be limited by laws affecting insured depository institutions, general principles of equity whether applied in a court of law or a court of equity and by bankruptcy, insolvency and similar laws affecting creditors’ rights and remedies generally.
     2.5 No Conflict; Required Filings and Consents.
          (a) The execution and delivery of this Agreement by the Seller do not, and the performance of this Agreement and the transactions contemplated hereby by the Seller will not, (i) conflict with or violate the Seller Articles or Seller By Laws or the Subsidiary Organizational Documents, (ii) conflict with or violate any federal, state or local statute, ordinance, rule, regulation, order, judgment or decree (collectively, “Laws”) applicable to the Seller or any Seller Subsidiary or by which its or any of their respective properties is bound or affected, or (iii) result in any breach of or constitute a default (or an event that with notice or lapse of time or both would become a default) under, or give to others any rights of termination, amendment, acceleration or cancellation of, or result in the creation of a lien or encumbrance on any of the properties or assets of the Seller or any Seller Subsidiary pursuant to, any note, bond, mortgage, indenture, contract, agreement, lease, license, permit, franchise or other instrument or obligation to which the Seller or any Seller Subsidiary is a party or by which the Seller or any Seller Subsidiary or its or any of their respective properties is bound or affected, except in the case of clauses (ii) and (iii), above, for any such conflicts, violations, breaches, defaults or other occurrences that would not, individually or in the aggregate, have a Seller Material Adverse Effect.
          (b) The execution and delivery of this Agreement by the Seller do not, and the performance of this Agreement by the Seller will not, require any consent, approval, authorization or permit of, or filing with or notification to, any domestic governmental or regulatory authority except (i) for applicable requirements of the BHCA, the banking laws and regulations of the Federal Reserve Board, OCC, the OSBC, the FDIC, and the filing and recordation of appropriate merger or other documents as required by the KGCC and other applicable Laws, and (ii) where the failure to obtain such consents, approvals, authorizations or permits, or to make such filings or notifications, would not prevent or delay consummation of the Merger or otherwise prevent the Seller from performing its obligations under this Agreement, and would not have a Seller Material Adverse Effect. Neither the Seller nor any Seller Subsidiary are subject to any foreign Governmental Authority or foreign law.
     2.6 Compliance; Permits. Neither the Seller nor any Seller Subsidiary is in conflict with, or in default or violation of, (i) any Law applicable to the Seller or any Seller Subsidiary or by which its or any of their respective properties is bound or affected, or (ii) any note, bond, mortgage, indenture, contract, agreement, lease, license, permit, franchise or other instrument or obligation to which the Seller or any Seller Subsidiary is a party or by which the Seller or any Seller Subsidiary or its or any of their respective properties is bound or affected, except for any such violations, conflicts or defaults which would not, individually or in the aggregate, have a Seller Material Adverse Effect.
     2.7 Banking Reports; Financial Statements.
          (a) The Seller and each Seller Subsidiary have filed all forms, reports and documents required to be filed with the Federal Reserve Board, the FDIC, the OCC, and any other applicable federal or state securities or banking authorities (all such reports and statements are collectively referred to as the “Seller Reports”). The Seller Reports were prepared in all material respects in accordance with the requirements of applicable Law and did not at the time they were filed, after giving effect to any amendment thereto filed prior to the date hereof, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading, except that information as of a later date (but before the date of this Agreement) will be deemed to modify information as of an earlier date.
          (b) True, correct and complete copies of (i) audited financial statements of the Seller and Seller Subsidiaries for the period ending December 31, 2004, (ii) unaudited financial statements of Seller and Seller Subsidiaries for the period ending December 31, 2005, (iii) call reports for Seller and Seller Subsidiaries for the four quarters of 2005 and the first two quarters of 2006, and (iv) FRY-9 SP reports for Seller for 2005 and the first half of 2006 (collectively, the “Financial Statements”) have been provided and made available to the Sub and the Company. Each of the Financial Statements (including, if applicable, any related notes thereto) have been prepared in accordance with generally accepted accounting principles (“GAAP”) applied on a consistent basis throughout the periods involved (except as may be indicated in the notes thereto or required by reason of a concurrent change to GAAP) and each fairly presents in all material respects the consolidated financial position of the Seller and the Seller Subsidiaries as of the respective dates thereof and the consolidated results of its operations and cash flows and changes in financial position for the periods indicated, except that any unaudited interim financial statements provided as part of the Financial Statements do not contain the footnotes required by GAAP, and were or are subject to normal and recurring year end adjustments, which were not or are not expected to be material in amount, either individually or in the aggregate.
          (c) Except for those liabilities that are reflected or fully reserved against on the consolidated balance sheet of the Seller as of December 30, 2005, and for liabilities incurred in the ordinary course of business consistent with past practice since such date, neither the Seller nor any Seller Subsidiary has incurred any liability of any nature whatsoever (whether absolute, accrued, contingent or otherwise due or to become due), that are required to be disclosed on a balance sheet prepared in accordance with GAAP, that, either alone or when combined with all similar liabilities, has had, or would reasonably be expected to have, a Seller Material Adverse Effect.
     2.8 Absence of Certain Changes or Events.
          (a) Since June 30, 2006 to the date of this Agreement, the Seller and the Seller Subsidiaries have conducted their businesses only in the ordinary course and in a manner consistent with past practice and, since June 30, 2006, there has not been (i) any change in the financial condition, results of operations or business of the Seller and any of the Seller Subsidiaries which has had a Seller Material Adverse Effect, (ii) any damage, destruction or loss with respect to any assets of the Seller or any of the Seller Subsidiaries which has had a Seller Material Adverse Effect, (iii) any change by the Seller in its accounting methods, principles or practices, (iv) any revaluation by the Seller of any of its assets in any material respect, (v) any declaration setting aside or payment of any dividends or distributions in respect of shares of

Seller Common Stock or any redemption, purchase or other acquisition of any of its securities or any of the securities of any Seller Subsidiary, (vi) any increase in the wages, salaries, bonuses, compensation, pension, or other fringe benefits payable to any executive officer, employee, or director or any grant of any severance or termination pay, except in the ordinary course of business consistent with past practices, (vii) any strike, work stoppage, slow down or other labor disturbance, or (viii) the execution of any collective bargaining agreement, contract or other agreement or understanding with a labor union or organization, or (ix) any union organizing activities.
          (b) Neither Seller nor any Seller Subsidiary is a party to any joint marketing or other affinity marketing program with a third party.
          (c) The Seller and Seller Subsidiaries own, or are validly licensed or otherwise have the enforceable right to use, in each case free and clear of all Liens except Permitted Liens, all Intellectual Property used in the conduct of the business of the Seller and Seller Subsidiaries as currently conducted that is material to the business of the Seller and the Seller Subsidiaries taken as a whole (the “Seller Intellectual Property”). Neither the Seller nor any Seller Subsidiary has entered into any agreements granting sole or exclusive right to any material Intellectual Property. Except as would not reasonably be expected to have a Seller Material Adverse Effect, all patents and patent applications, trademark registration and applications for registration and domain named owned by the Seller or Seller Subsidiaries are subsisting and unexpired and, to Seller’s Knowledge, valid. No claims are pending or, to Seller’s Knowledge, threatened, (a) challenging the ownership, enforceability, validity, or use by the Seller or any Seller Subsidiary of any Seller Intellectual Property, or (b) alleging that the Seller or any Seller Subsidiary is violating, misappropriating or infringing or otherwise adversely affecting the rights of any person with regard to any Seller Intellectual Property or the use of any Seller Intellectual Property (including any claim that the Seller or any Seller Subsidiary should license or refrain from using any Intellectual Property of a third party) other than claims that would not be reasonably expect to have a Seller Material Adverse Effect. Except as would not reasonably be expect to have a Seller Material Adverse Effect, to the Knowledge of Seller, (i) no Person is infringing, violating, or misappropriating the rights of the Seller or any Seller Subsidiary with respect to any Seller Intellectual Property, and (ii) the operation of the business of the Seller and the Seller Subsidiaries as currently conducted does not violate, misappropriate, or infringe the Intellectual Property of any other Person. Except as would not reasonably be expected to have a Seller Material Adverse Affect, the Seller and the Seller Subsidiaries take and have taken commercially reasonable actions to maintain and preserve the material Intellectual Property used in the conduct of their business as currently conducted. The Seller and the Seller Subsidiaries are in actual possession of or have necessary control over the source code and object code for all material software that they own or propose to own (the “Owned Software”). None of the Owned Software is subject to any contract or other obligation that has or would require the Seller or a Seller Subsidiary to divulge to any third party any source code or trade secret that is part of Owned Software, to license Owned Software for the purpose of making derivative works, or to redistribute Owned Software to any third party at no or minimal charge. Except as would not be material to the business of the Seller and the Seller Subsidiaries taken as a whole, the Seller and the Seller Subsidiaries maintain policies and procedures regarding data security and privacy that are commercially reasonable and, in any event, in compliance with all their obligations to their customers and under applicable laws, statutes, standards, ordinances, codes, rules, and regulations (the “Legal Requirements”). Except as would not be material to the business of the Seller and the Seller Subsidiaries taken as a whole, there have been no security breaches relating to, violations of any security policy regarding or any unauthorized access or unauthorized use of any data used in the business of the Seller and the Seller Subsidiaries. To the Seller’s Knowledge, there have been no events of series of events involving the Seller or Seller Subsidiaries that have or would reasonably be expected to trigger a consumer personal information privacy breach reporting requirement. Except as would not be material to the business of the Seller and the Seller Subsidiaries taken as a whole, the use and dissemination of any and all data and information concerning individuals by their businesses is in compliance with all applicable privacy policies, terms of use, customer agreements, and Legal Requirements. The transactions contemplated to be consummated hereunder as of the Closing Date will not violate any privacy policy, terms of the use, customer agreements or Legal Requirements relating to the use, dissemination or transfer of any such data or information.
     2.9 Absence of Litigation.
          (a) There is no Litigation or other proceedings pending or, to Seller’s Knowledge, threatened, against Seller or any Seller Subsidiary or any of their property or assets or challenging the issuance of any of its capital stock or the transactions contemplated by this Agreement, as to which there is a reasonable probability of an adverse determination and which, if adversely determined, would, individually or in the aggregate, have a Seller Material Adverse Effect.
          (b) There is no Order imposed upon the Seller, any of the Seller Subsidiaries or the assets of the Seller or any of the Seller Subsidiaries which has had a Seller Material Adverse Effect.
          (c) Neither the Seller nor any of the Seller’s Subsidiaries is subject to any written order, decree, agreement (including an agreement under Section 4(m) of the BHCA), memorandum of understanding or similar arrangement with, or a commitment letter or similar submission to, or extraordinary supervisory letter from, or adopted any extraordinary board resolutions at the request of, any Governmental Authority charged with the supervision or regulation of financial institutions or engaged in the insurance of deposits or the supervision or regulation of it or any of its Subsidiaries, nor has any Governmental Authority advised it in writing or, to Seller’s Knowledge, otherwise advised, that it is contemplating issuing or requesting (or is considering the appropriateness of issuing or requesting) any such order, decree, agreement, memorandum of understanding or extraordinary supervisory letter or any such board resolutions, nor, to Seller’s Knowledge, has any Governmental Authority commenced an investigation in connection therewith.
          (d) Neither the Seller nor any Seller Subsidiary has received any order, decree, notice or other communication from any Governmental Authority asserting or claiming that the Seller or any Seller Subsidiary is, and to Seller’s Knowledge, no facts or circumstances exist which would cause it or any of the Seller Subsidiaries to be deemed to be, (i) operating in violation of the Bank Secrecy Act, the USA PATRIOT ACT of 2001 and the regulations promulgated thereunder (the “Patriot Act”), any order issued with respect to anti money laundering by the U.S. Department of the Treasury’s Office of Foreign Assets Control, or any

other applicable anti money laundering statute, rule or regulation, except where any such violation would not have a Seller Material Adverse Effect; or (ii) not in satisfactory compliance, with the applicable privacy and customer information requirements contained in any federal and state privacy laws and regulations, including, without limitation, in Title V of the GLB Act, as well as the provisions of the information security program adopted pursuant to 12 C.F.R Part 40, except where the failure to so comply would not have a Seller Material Adverse Effect. The Seller (or where appropriate the Seller Subsidiary) has adopted and implemented an anti money laundering program that contains adequate and appropriate customer identification verification procedures that comply with Section 326 of the Patriot Act and such anti money laundering program meets the requirements in all material respects of Section 352 of the Patriot Act and the regulations thereunder, and it (or such other of the Seller Subsidiaries) has complied in all material respects, except where the failure to comply would not have a Seller Material Adverse Effect, with any requirements to file reports and other necessary documents as required by the Patriot Act and the regulations thereunder.
     2.10 Employee Benefit Plans.
          (a) Current Plans. The Seller Disclosure Schedule lists all employee benefit plans (as defined in Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”)), and all bonus, stock option, stock purchase, restricted stock, incentive, deferred compensation, retiree medical or life insurance, supplemental retirement, severance or other benefit plans, programs or arrangements, and all material employment, termination, severance or other employment contracts or employment agreements, with respect to which the Seller or any Seller Subsidiary has any obligation (collectively, the “Plans”). The Seller has furnished or made available to the Company a complete and accurate copy of each Plan (or a description of the Plans, if the Plans are not in writing) and a complete and accurate copy of each material document prepared in connection with each such Plan, including, without limitation, and where applicable, a copy of (i) each trust or other funding arrangement, (ii) each summary plan description and summary of material modifications, (iii) the three (3) most recently filed IRS Forms 5500 and related schedules, (iv) the most recently issued determination letter from the United States Internal Revenue Service (the “IRS”) for each such Plan and the materials submitted to obtain that letter and (v) the three (3) most recently prepared actuarial and financial statements with respect to each such Plan.
          (b) Absence of Certain Types of Plans. No member of the Seller’s “controlled group,” within the meaning of Section 4001(a)(14) of ERISA, maintains or contributes to, or within the five years preceding the Effective Time has maintained or contributed to, an employee pension benefit plan subject to Title IV of ERISA (“Title IV Plan”). No Title IV Plan is a “multiemployer pension plan” as defined in Section 3(37) of ERISA. None of the Plans obligates the Seller or any of the Seller Subsidiaries to pay material separation, severance, termination or similar type benefits solely as a result of any transaction contemplated by this Agreement or as a result of a “change in control,” within the meaning of such term under Section 280G of the Code. Except as required by COBRA, none of the Plans provides for or promises medical, disability or life insurance benefits to any former employee, officer or director of the Seller or any of the Seller Subsidiaries following such person’s termination. Each of the Plans is subject only to the laws of the United States or a political subdivision thereof.

          (c) Compliance with Applicable Law. Each Plan has been operated in all respects in accordance with the requirements of all applicable Law and all persons who participate in the operation of such Plans and all Plan “fiduciaries” (within the meaning of Section 3(21) of ERISA) have acted in accordance with the provisions of all applicable Law, except where such operations or violations of applicable Law would not, individually or in the aggregate, have a Seller Material Adverse Effect. The Seller and the Seller Subsidiaries have performed all obligations required to be performed by any of them under, are not in any respect in default under or in violation of, and the Seller and the Seller Subsidiaries have no Knowledge of any default or violation by any party to, any Plan, except where such failures, defaults or violations would not, individually or in the aggregate, have a Seller Material Adverse Effect. No legal action, suit or claim is pending or, to Seller’s Knowledge, threatened with respect to any Plan (other than claims for benefits in the ordinary course) and, except as disclosed in the Seller Disclosure Schedule, to Seller’s Knowledge, no fact or event exists that could give rise to any such action, suit or claim. Except as disclosed in the Seller Disclosure Schedule, neither the Seller nor any Seller Subsidiary has incurred any material liability under Section 302 of ERISA or Section 412 of the Code that has not been satisfied in full and no condition exists that presents a material risk of incurring any such liability.
          (d) Qualification of Certain Plans. Each Plan that is intended to be qualified under Section 401 (a) of the Code or Section 401(k) of the Code (including each trust established in connection with such a Plan that is intended to be exempt from Federal income taxation under Section 501 (a) of the Code) has received a favorable determination letter from the IRS that it is so qualified or is entitled to rely on a favorable opinion or advisory letter issued to the sponsor of a master and prototype plan, and the Seller is not aware of any fact or event that could adversely affect the qualified status of any such Plan. No trust maintained or contributed to by the Seller or any of the Seller Subsidiaries is intended to be qualified as a voluntary employees’ beneficiary association or is intended to be exempt from federal income taxation under Section 501(c)(9) of the Code.
          (e) Non Qualified Deferred Compensation Plans. Except as set forth in the Seller Disclosure Schedule, no Plan that is a non qualified deferred compensation plan subject to Section 409A of the Code (“Section 409A”) has been modified (as defined under Section 409A) on or after October 3, 2004 and all such non qualified deferred compensation plans have been operated and administered in good faith compliance with Section 409A from the period beginning January 1, 2005 through the date hereof.
          (f) Absence of Certain Liabilities and Events. There has been no non exempt prohibited transaction (within the meaning of Section 406 of ERISA or Section 4975 of the Code) with respect to any Plan. The Seller and each of the Seller Subsidiaries has not incurred any liability for any excise tax arising under Sections 4971 through 4980G of the Code that would, individually or in the aggregate, have a Seller Material Adverse Effect, and, to Seller’s Knowledge, no fact or event exists that could give rise to any such liability.
          (g) Plan Contributions. All contributions, premiums or payments required to be made with respect to any Plan have been made on or before their due dates.

          (h) Employment Contracts. Neither the Seller nor any Seller Subsidiary is a party to any contracts for employment, severance, consulting or other similar contracts with any employees, consultants, officers or directors of the Seller or any of the Seller Subsidiaries. Neither the Seller nor any Seller Subsidiary is a party to any collective bargaining agreements.
          (i) Effect of Agreement. The consummation of the transactions contemplated by this Agreement will not, either alone or in conjunction with another event, entitle any current or former employee of the Seller or any Seller Subsidiary to severance pay, unemployment compensation or any other payment, including payments constituting “excess parachute payments” within the meaning of Section 280G of the Code, except as expressly provided herein, or accelerate the time of payment or vesting or increase the compensation due any such employee or former employee, in each case, except as expressly provided herein.
     2.11 Title to Property. The Seller and each of the Seller Subsidiaries has good and marketable title to all of their respective properties and assets, real and personal, free and clear of all mortgage liens, and free and clear of all other liens, charges and encumbrances except liens for taxes not yet due and payable, pledges to secure deposits and such minor imperfections of title, if any, as do not materially detract from the value of or interfere with the present use of the property affected thereby or which, individually or in the aggregate, would not have a Seller Material Adverse Effect; and all leases pursuant to which Seller or any of the Seller Subsidiaries lease from others material amounts of real or personal property are in good standing, valid and effective in accordance with their respective terms, and there is not, under any of such leases, any existing material default or event of default (or event which with notice or lapse of time, or both, would constitute a material default and in respect of which the Seller or such Seller Subsidiary has not taken adequate steps to prevent such a default from occurring). The current use and occupancy of any real property owned by the Seller and the Seller Subsidiaries does not materially violate any easement, covenant, condition, restriction, or similar provision in any instrument of record affecting such property.
     2.12 Environmental Matters.
          (a) To Seller’s Knowledge: (i) each of the Seller, the Seller’s Subsidiaries, and properties owned or operated by the Seller or the Seller’s Subsidiaries are and have been in substantial compliance with, all applicable federal, state and local laws including common law, rules, guidance, regulations and ordinances and with all applicable decrees, orders, judgments, and contractual obligations relating to the environment, health, safety, natural resources, wildlife or “Hazardous Materials” which are hereinafter defined as chemicals, pollutants, contaminants, wastes, toxic substances, compounds, products, solid, liquid, gas, petroleum or other regulated substances or materials which are hazardous, toxic or otherwise harmful to health, safety, natural resources, or the environment (“Environmental Laws”), except for violations which, either individually or in the aggregate, would not have a Seller Material Adverse Effect; (ii) during the period of the Seller’s or any of the Seller’s Subsidiaries’ ownership or operation of any of their respective current properties, Hazardous Materials have not been generated, treated, stored, transported, released or disposed of in, on, under, above, from or affecting any such property, except where such release, generation, treatment, storage, transportation, or disposal would not have, either individually or in the aggregate, a Seller Material Adverse Effect; (iii) there is no asbestos or any material amount of ureaformaldehyde materials in or on any property currently or previously owned or operated by Seller or Seller’s Subsidiaries or any Participation Facility, and no electrical transformers or capacitors, other than those owned by public utility companies, on any such properties contain any PCBs; (iv) there are no underground or aboveground storage tanks and there have never been any underground or aboveground storage tanks located on, in or under any properties currently or formerly owned or operated by the Seller or any of Seller’s Subsidiaries; (v) neither Seller nor Seller’s Subsidiaries have received any written notice from any governmental agency or third party notifying the Seller or Seller’s Subsidiaries of any Environmental Claim; and (vi) there are no circumstances with respect to any properties currently owned or operated by the Seller or any of Seller’s Subsidiaries that could reasonably be anticipated to form the basis for an Environmental Claim against Seller or Seller’s Subsidiaries or any properties currently owned or operated by the Seller or any of Seller’s Subsidiaries.
     The following definitions apply for purposes of this Section 2.12: (a) “Participation Facility” means any facility in which the Seller or any of the Seller’s Subsidiaries participates in the management and, where required by the context, said terms means the owner or operator of such property; and (b) “Environmental Claims” means any and all administrative, regulatory, judicial or private actions, suits, demands, demand letters, notices, claims, liens, notices of noncompliance or violation, investigations, allegations, injunctions or proceedings relating in any way to (i) any Environmental Law; (ii) any Hazardous Material including without limitation any abatements, removal, remedial, corrective or other response action in connection with any Hazardous Material, Environmental Law or order of a Governmental Authority; or (iii) any actual or alleged damage, injury, threat or harm to health, safety, natural resources, wildlife, or the environment which individually or in the aggregate would have a Seller Material Adverse Effect.
     2.13 Absence of Agreements. Neither the Seller nor any Seller Subsidiary is a party to any agreement or memorandum of understanding with, commitment letter or similar undertaking to, or is subject to any order or directive by, or is a recipient of any extraordinary supervisory letter with any federal, state or governmental agency which restricts materially the conduct of its business (including any contract containing covenants which limit the ability of the Seller or of any Seller Subsidiary to compete in any line of business or with any person or which involve any restriction of the geographical area in which, or method by which, the Seller or any Seller Subsidiary may carry on its business (other than as may be required by Law or applicable Regulatory Authorities)), or in any manner relates to its capital adequacy, its credit policies or its management, nor has the Seller been advised that any federal, state, or governmental agency is contemplating issuing or requesting (or is considering the appropriateness of issuing or requesting) any such order, decree, agreement, memorandum of understanding, extraordinary supervisory letter, commitment letter or similar submission other than the Agreement by and between the Bank and the OCC dated as of June 24, 2004 (the “OCC Agreement”) and those other agreements set out on the Seller Disclosure Schedule.
     2.14 Taxes.
          (a) The Seller and the Seller Subsidiaries have timely filed all Tax Returns required to be filed by them on or prior to the date of this Agreement (all such returns being accurate and complete in all material respects), and the Seller and the Seller Subsidiaries have timely paid and discharged all Taxes due in connection with or with respect to the filing of such

Tax Returns, except such as are not yet due or are being contested in good faith by appropriate proceedings and with respect to which the Seller is maintaining reserves adequate for their payment or where the failure to make such filings or pay such taxes would not have a Seller Material Adverse Effect. For purposes of this Agreement:
     (i) “Tax” or “Taxes” means taxes, charges, fees, levies, and other governmental assessments and impositions of any kind, payable to any federal, state, or local governmental entity or taxing authority or agency, including, without limitation, (i) income, franchise, profits, gross receipts, estimated, ad valorem, value added, sales, use, service, real or personal property, capital stock, license, payroll, withholding, disability, employment, social security, workers compensation, unemployment compensation, utility, severance, production, excise, stamp, occupation, premiums, windfall profits, transfer and gains taxes, (ii) customs duties, imposts, charges, levies or other similar assessments of any kind, and (iii) interest, penalties and additions to tax imposed with respect thereto; and
     (ii) “Tax Returns” means returns, reports, and information statements with respect to Taxes required to be filed with the IRS or any other governmental entity or taxing authority or agency, including, without limitation, consolidated, combined and unitary tax returns.
          (b) To Seller’s Knowledge, neither the IRS nor any other governmental entity or taxing authority or agency is now asserting, either through audits, administrative proceedings or court proceedings, any deficiency or claim for additional Taxes. Neither the Seller nor any of the Seller Subsidiaries has granted any waiver of any statute of limitations with respect to, or any extension of a period for the assessment of, any Tax. Except for statutory liens for current taxes not yet due, there are no material tax liens on any assets of the Seller or any of the Seller Subsidiaries. Neither the Seller nor any of the Seller Subsidiaries has received a ruling or entered into an agreement with the IRS or any other taxing authority that would have a Seller Material Adverse Effect after December 31, 2004. No agreements relating to allocating or sharing of Taxes exist among the Seller and the Seller Subsidiaries and no tax indemnities given by the Seller or the Seller Subsidiaries in connection with a sale of stock or assets remain in effect. Neither the Seller nor any of the Seller Subsidiaries is required to include in income either (i) any amount in respect of any adjustment under Section 481 of the Code, or (ii) any installment sale gain. Neither the Seller nor any of the Seller Subsidiaries has made an election under Section 341(f) of the Code. Neither the Seller nor any of the Seller Subsidiaries (i) is a member of an affiliated, consolidated, combined or unitary group, other than one of which the Seller was the common parent, or (ii) has any liability for the Taxes of any Person (other than the Seller and the Seller Subsidiaries) under Treasury Regulation Section 1.1502-6 (or any similar provision of state or local law) as a transferee or successor, by contract or otherwise.
          (c) To the Seller’s Knowledge, neither the Seller nor any of the Seller Subsidiaries is a party to any joint venture, partnership or other arrangement or contract that could be treated as a partnership for federal income tax purposes.

          (d) To the Seller’s Knowledge, the Seller and the Seller Subsidiaries have filed with the appropriate Governmental Authority all unclaimed property reports required to be filed and has remitted to the appropriate Governmental Authority all unclaimed property required to be remitted.
          (e) None of the assets of Seller or the Seller Subsidiaries directly or indirectly secure any debt the interest of which is tax exempt under Section 103(a) of the Code. Neither Seller nor any Seller Subsidiary is a borrower or the guarantor of any outstanding industrial revenue bonds, and neither Seller nor any Seller Subsidiary is a tenant, principal user or related person to any principal user within the meaning of Section 144(a) of the Code or any property that has been finance or improved with the proceeds of industrial revenue bonds.
          (f) None of the assets of Seller or a Seller Subsidiary is “tax exempt use property” within the meaning of Section 168(h) of the Code.
     There are currently no audits, examinations, judicial or other administrative proceedings currently pending or in progress or, to the Seller’s Knowledge, threatened with respect to any Taxes of the Seller or any Seller Subsidiary, subject to exceptions for any proceedings that if resolved in a manner unfavorable to the Seller or any Seller Subsidiary would not, individually or in the aggregate, reasonably be expected to have a Seller Adverse Material Effect. No Governmental Authority has notified the Seller that it or any Seller Subsidiary is or may be subject to taxation in a jurisdiction where the Seller or Seller Subsidiary does not file Tax Returns.
     For purposes of this Section 2.14, references to the Seller and the Seller Subsidiaries include former subsidiaries of the Seller for the periods during which any such corporations were owned, directly or indirectly, by the Seller.
     2.15 Insurance. The Seller Disclosure Schedule lists all material policies of insurance of the Seller and the Seller Subsidiaries currently in effect. Neither the Seller nor any of the Seller Subsidiaries has any liability for unpaid premiums or premium adjustments not properly reflected on the Seller’s financial statements for the eight months ended August 31, 2006.
     2.16 Brokers. No broker, finder or investment banker (other than Hovde Financial, Inc.) is entitled to any brokerage, finder’s or other fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of the Seller. Prior to the date of this Agreement, the Seller has furnished to the Company a complete and correct copy of all agreements between the Seller and Hovde Financial, Inc. pursuant to which such firm would be entitled to any payment relating to the transactions contemplated hereunder.
     2.17 Seller Material Adverse Effect. Since January 1, 2006, there has not been any Effect that has had, individually or in the aggregate, a Seller Material Adverse Effect.
     2.18 Material Contracts. Except for (i) loan, credit or similar agreements entered into by the Seller or any Seller Subsidiary in the ordinary course of business consistent with past practice, or (ii) as disclosed in the Seller Disclosure Schedule, neither Seller nor any Seller Subsidiary is a party to or obligated under any contract, agreement or other instrument or understanding which obligates the Seller or any Seller Subsidiary for payments or other consideration with a value in excess of $25,000 (“Material Contracts”).
     2.19 Opinion of Financial Advisor. The Seller has received the written opinion of Hovde Financial, Inc. on the date of this Agreement to the effect that, as of the date of this Agreement, the consideration to be received in the Merger by the Seller’s stockholders is fair to the Seller’s stockholders from a financial point of view, and the Seller will promptly, after the date of this Agreement, deliver a copy of such opinion to the Company and the Sub.
     2.20 Vote Required. The affirmative vote of seventy-five percent (75%) of the holders of the outstanding shares of Seller Common Stock entitled to vote is the only vote of the holders of any class or series of the Seller capital stock necessary to approve the Agreements and the transactions contemplated hereby, including the Merger.
     2.21 Rights Agreement. The Seller and the Seller’s Board of Directors have taken all necessary action to render the Rights Agreement dated as of December 16, 1999 between the Seller and Commerce Bank, N.A. (the “Rights Agreement”) inapplicable to this Agreement and the transactions contemplated hereby, including the Merger, without any further action on the part of the holders of Seller Common Stock or the Seller’s Board of Directors (other than an amendment to the Rights Agreement that would, among other things, clear up certain ambiguities in the Rights Agreement and terminate the Rights Agreement upon consummation of the transactions discussed herein (the “Rights Agreement Amendment”)), and neither the execution nor the delivery of this Agreement will cause the Rights (as defined in the Rights Agreement) to become exercisable by the holders thereof.
     2.22 Capital Requirements. The Seller is maintaining such amount of capital as may be prescribed by Regulatory Authorities from time to time, whether by regulation, agreement or order and is at least “well capitalized” (within the meaning of 12 U.S.C. 1831o, as amended, reenacted or redesignated from time to time). Since December 31, 2004, Seller’s Tier 1 Ratio has not been less than 6.00% at the end of each of Seller’s fiscal quarters.
     2.23 Solvency. As of the Effective Time, and after giving effect to all of the transactions contemplated by this Agreement, the Seller, the Bank and the other Seller Subsidiaries will be Solvent. “Solvent” means that, with respect to the Seller, the Bank and/or the other Seller Subsidiaries, and as of any date of determination, (a) the amount of the “present fair saleable value” of the assets thereof will, as of such date, exceed the amount of all “liabilities thereof, contingent or otherwise,” as of such date, as such quoted terms are generally determined in accordance with applicable federal Laws governing determinations of the insolvency of debtors, (b) the present fair saleable value of the assets of such entity or entities will, as of such date, be greater than the amount that will be required to pay their liabilities on their indebtedness as their indebtedness becomes absolute and mature, (c) each of the Seller, the Bank and the other Seller Subsidiaries will not have, as of such date, an unreasonably small amount of capital with which to conduct their business, and (d) the Seller, the Bank and the other Seller Subsidiaries will be able to pay their indebtedness as it matures. “Indebtedness” means a liability in connection with the applicable entity’s (x) right to payment, whether or not such a right is reduced to judgment, liquidated, unliquidated, fixed, contingent, matured, unmatured, disputed, undisputed, legal, equitable, secured or unsecured, or (y) right to any equitable remedy for breach of performance if such breach gives rise to a right of payment, whether or not such right to an equitable remedy is reduced to judgment, fixed, contingent, matured, unmatured, disputed, undisputed, secured or unsecured.
     2.24 Contracts. Except as would not reasonably be expected to be material to the business of the Seller and the Seller Subsidiaries, taken as a whole, (i) neither the Seller nor any Seller Subsidiary has received any written notice or claim of default under any material contract or any written notice of an intention, and to the Seller’s Knowledge, no other party to any material contract intends to terminate, not renew or challenge the validity or enforceability of any material contract, (ii) to the Seller’s Knowledge, no event has occurred that, with or without notice or lapse of time or both, would result in a breach or a default under any material contract, (iii) each of the material contracts is in full force and effect and is the valid, binding and enforceable obligation of the Seller or a Seller Subsidiary, and, to the Seller’s Knowledge, of the other parties thereto (except that such enforceability (a) may be limited by bankruptcy, insolvency, reorganization, moratorium or other similar laws affecting or relating to the enforcement of creditors’ rights generally, and (b) is subject to general principles of equity (regardless of whether considered in a proceeding in equity or at law), and (iv) the Seller and the Seller Subsidiaries have performed all respective material obligations required to be performed by them to date under the material contracts and are not (with or without the lapse of time or the giving of notice, or both) in material breach thereunder. The Seller has made available to the Company true and complete copies of each material contract, including all material amendments thereto.
ARTICLE III — REPRESENTATIONS AND WARRANTIES OF THE SELLER AS TO THE BANK
     3.1 Loans. During the term of this Agreement, the aggregate amount of the Bank’s Classified Loans will not exceed $2,500,000. The Bank has no outstanding loans, discounts or commitments to loan or discount which have not or will not be made for good and valuable consideration in the ordinary course of the Bank’s business and the notes or other evidences of indebtedness evidencing any loans or discounts are true and genuine and are what they purport to be.
     3.2 Reserve Ratio. During the term of this Agreement, the Bank’s Reserve Ratio, as of the end of each of Bank’s fiscal quarters, shall not be less than 100%.
     3.3 Capital Requirements. During the term of this Agreement:
          (a) the Bank shall maintain such amount of capital as may be prescribed by Regulatory Authorities from time to time, whether by regulation, agreement or order and will be at least “well capitalized” (within the meaning of 12 U.S.C. 1831o, as amended, reenacted or designated from time to time)
          (b) the Bank’s Tier 1 Ratio shall not be less than 6.0% at the end of each of the Bank’s fiscal quarters.

ARTICLE IV — REPRESENTATIONS AND WARRANTIES OF THE COMPANY
     Except as disclosed in the Company Reports or in the disclosure schedule (the “Company Disclosure Schedule”) delivered by the Company to the Seller prior to the execution of this Agreement (which schedule sets forth items of disclosure with specific reference to the particular Section or subsection of this Agreement to which the information in the Company Disclosure Schedule relates) and noting that any information set forth in one section of the Company Disclosure Schedule will be deemed to apply to each other Section or subsection of this Agreement to which its relevance is reasonably apparent, the Company hereby represents and warrants to the Seller as follows:
     4.1 Organization and Qualification; Subsidiaries.
          (a) The Company is a company duly organized, validly existing and in active status under the laws of the State of Kansas and a registered bank holding company under the BHCA. The Company is also subject to regulation by the Federal Reserve Board. The Company’s banking subsidiary, Bank of Blue Valley (the “Company Bank Subsidiary”), is a duly organized and validly existing Kansas state chartered, member bank.
          (b) The Company is duly qualified or licensed as a foreign business entity to do business, and is in good standing, in each jurisdiction where the character of its properties owned, leased or operated by it or the nature of its activities makes such qualification or licensing necessary, except for such failures to be so duly qualified or licensed and in good standing that would not, either individually or in the aggregate, have a Company Material Adverse Effect.
          (c) The Company Bank Subsidiary is the only subsidiary of the Company that is a “Significant Subsidiary” as that term is defined in Rule 1-02 of Regulation S-X.
          (d) As used in this Agreement, the term “Company Material Adverse Effect” means any Effect that, individually or in the aggregate with other Effects, materially impairs the ability of the Company to consummate the transactions contemplated hereby. The term “Company Material Adverse Effect” does not include the impact of: (i) any Effect to the extent resulting from the announcement of this Agreement or the transactions contemplated hereby, (ii) any Effect resulting from compliance with the terms and conditions of this Agreement, (iii) any decrease in the price or trading volume of the shares of the Company’s issued and outstanding common stock following execution of this Agreement (but not excluding any Effect underlying such decrease to the extent such Effect would constitute a Company Material Adverse Effect), (iv) any Effect to the extent resulting from changes in Laws or regulations or interpretations thereof that are generally applicable to the banking industry, (v) any Effect to the extent resulting from changes in generally accepted accounting principles which the Company or any of its Subsidiaries is required to adopt, or (vi) changes attributable to or resulting from changes in general economic conditions affecting the banking industry generally (unless such Effect would reasonably be expected to have a materially disproportionate impact on the business, assets, liabilities, financial condition or results of operations of the Company its Subsidiaries taken as a whole relative to other banking industry participants).

     4.2 Articles of Incorporation and By Laws. The Company has previously furnished or made available to the Seller a complete and correct copy of the Company’s Articles of Incorporation and the Company’s Bylaws (“Company Articles” and “Company Bylaws”, respectively), the Sub Articles and the Sub Bylaws. All such documents are in full force and effect and neither the Company nor the Sub is in breach of any of the provisions of its articles or bylaws.
     4.3 Authority. The Company and the Sub each has the requisite corporate power and authority to execute and deliver this Agreement, and to perform its respective obligations hereunder and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement by the Company and the Sub and the consummation by the Company and the Sub of the transactions contemplated hereby have been duly and validly authorized by all corporate action on the part of the Company and the Sub, including, without limitation, the Company’s and the Sub’s Boards of Directors, and no other corporate proceedings on the part of the Company or the Sub are necessary to authorize this Agreement or to consummate the transactions so contemplated hereby. This Agreement has been duly and validly executed and delivered by the Company and the Sub and constitutes a valid and binding obligation of the Company and the Sub assuming the due authorization, execution and delivery by the Seller, enforceable against the Company and the Sub in accordance with its terms, except as enforcement may be limited by laws affecting insured depository institutions, general principles of equity, whether applied in a court of law or a court of equity, and by bankruptcy, insolvency and similar laws affecting creditors’ rights and remedies generally.
     4.4 No Conflict; Required Filings and Consents.
          (a) The execution and delivery of this Agreement by the Company and the Sub do not, and the performance of this Agreement by the Company and the Sub will not, (i) conflict with or violate the Company Articles or Company By Laws or the Articles of Incorporation or By Laws of the Sub, (ii) conflict with or violate any Laws applicable to the Company or the Sub, or (iii) result in any breach of or constitute a default (or an event which with notice or lapse of time or both would become a default) under, or give to others any rights of termination, amendment, acceleration or cancellation of, or result in the creation of a lien or encumbrance on any of the properties or assets of the Company or the Sub pursuant to, any note, bond, mortgage, indenture, contract, agreement, lease, license, permit, franchise or other instrument or obligation to which the Company or the Sub is a party or by which the Company or the Sub or its or any of their respective properties is bound or affected, except for any such conflicts, violations, breaches, defaults or other occurrences that would not, individually or in the aggregate, have a Company Material Adverse Effect.
          (b) The execution and delivery of this Agreement by the Company and the Sub do not, and the performance of this Agreement by the Company and the Sub will not, require any consent, approval, authorization or permit of, or filing with or notification to, any governmental or regulatory authority, domestic or foreign, except (i) for applicable requirements, if any, of the Securities Act of 1933 (the “Securities Act”), the Exchange Act, state securities or blue sky laws, the BHCA, the OSBC, or any other applicable Regulatory Authority and the filing and recordation of appropriate merger or other documents as required by Kansas law, and (ii) where the failure to obtain such consents, approvals, authorizations or permits, or to make such filings or notifications, would not prevent or delay consummation of the Merger, or otherwise would not prevent or delay consummation of the Merger, or otherwise prevent the Company from performing its obligations under this Agreement, and would not have, or be reasonably expected to have, a Company Material Adverse Effect.
     4.5 Absence of Litigation.
          (a) Neither the Company nor any of the Company’s subsidiaries is a party to any, and there are no pending or, to the best of the Company’s Knowledge, threatened, legal, administrative, arbitral or other proceedings, claims, actions or governmental or regulatory investigations of any nature against the Company or any of the Company’s subsidiaries or challenging the validity or propriety of the transactions contemplated by this Agreement.
          (b) Neither the Company nor the Company Bank Subsidiary has received any order, decree, notice or other communication from any Governmental Authority asserting or claiming that the Company or the Company Bank Subsidiary is operating in violation of the Bank Secrecy Act, the Patriot Act, any order issued with respect to anti-money laundering by the U.S. Department of the Treasury’s Office of Foreign Assets Control, or any other applicable anti-money laundering statute, rule or regulation, except where any such violation would not have a Company Material Adverse Effect.
     4.6 Brokers. No broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of the Company.
     4.7 Adequate Resources. The Sub has or will have at the Effective Time cash on hand or borrowing availability under financing arrangements from financially responsible third parties, or a combination thereof, in an aggregate amount sufficient to enable the Company or the Sub, as applicable, to pay in full the Merger Consideration and all fees and expenses payable by such entity in connection with this Agreement and the transactions contemplated thereby.
     4.8 Company Material Adverse Effect. Since June 30, 2006, there has not been any Effect that has had, individually or in the aggregate, a Company Material Adverse Effect.
     4.9 CRA Rating. Each of the subsidiaries or affiliates of the Company that is an insured depository institution was rated “Satisfactory” or “Outstanding” following its most recent Community Reinvestment Act examination by the regulatory agency responsible for its supervision. The Company has received no notice of and has no knowledge of any planned or threatened objection by any community group to the transaction contemplated hereby.
     4.10 Pro Forma Capital Requirements. The Company is, and on a pro forma basis giving effect for this transaction and any financing or capital injection contemplated by the Company, will be “well capitalized”, as defined for purposes of the Federal Deposit Insurance Act, and in compliance with all capital requirements, standards and ratios required by each state or federal bank regulator with jurisdiction over the Company, including without limitation, any such higher requirement, standard, or ratio as shall apply to institutions engaging in the acquisition of insured institution deposits, assets or branches, and no such regulator has indicated

that it will condition any regulatory approval of the Merger upon an additional increase in the Company’s capital.
ARTICLE V — COVENANTS OF SELLER
     5.1 Affirmative Covenants. The Seller hereby covenants and agrees with the Company that, except (i) as permitted by this Agreement; (ii) as disclosed in the Seller Disclosure Schedule; (iii) as required by Law, or by a Governmental Authority of competent jurisdiction, provided that prior to failing to take such action the Seller notifies the Company thereof and, to the extent required by the Company, uses its reasonably best efforts to take any such action otherwise subject to such law or Governmental Authority); or (iv) as otherwise consented to in writing by the Company, during the period from the date hereof to the earlier of the Effective Time or the termination of this Agreement in accordance with its terms, it will, and it will cause each Seller Subsidiary, to:
          (a) operate its business only in the usual, regular and ordinary course consistent with past practices;
          (b) use all reasonable efforts to preserve intact its business organization and assets, maintain its rights and franchises, retain the services of its officers and key employees and maintain its relationships with customers;
          (c) use all reasonable efforts to maintain and keep its properties in as good repair and condition as at present, ordinary wear and tear excepted;
          (d) use all commercially reasonable efforts to keep in full force and effect director and officer liability insurance comparable in amount and scope of coverage to that now maintained by it (the “Existing D&O Policy”);
          (e) perform in all material respects all obligations required to be performed by it under all material contracts, leases, and documents relating to or affecting its assets, properties, and business;
          (f) comply with and perform in all material respects all obligations and duties imposed upon it by all applicable Laws; and
          (g) not take any action or fail to take any action which, individually or in the aggregate, can be expected to have a Seller Material Adverse Effect.
     5.2 Negative Covenants. Except (i) as permitted by this Agreement, (ii) as disclosed in the Seller Disclosure Schedule; (iii) as required by Law, or by a Governmental Authority of competent jurisdiction, provided that prior to taking such action, the Seller notifies the Company thereof and, to the extent required by the Company, uses its reasonably best efforts to avoid having to take such action required by such law or Governmental Authority; or (iv) as otherwise consented to in writing by the Company, during the period from the date hereof to the earlier of the Effective Time or the termination of this Agreement in accordance with its terms, the Seller shall not do, or permit any Seller Subsidiary to do, any of the following:

          (a) (i) except to maintain qualification pursuant to the Code, adopt, amend, renew or terminate any Plan or any agreement, arrangement, plan or policy between the Seller or any Seller Subsidiary and one or more of its current or former directors, officers or employees, or (ii) increase in any manner the base salary, bonus, incentive compensation or fringe benefits of any director, officer or employee or pay any benefit not required by any plan or agreement as in effect as of the date hereof (including, without limitation, the granting of stock options, stock appreciation rights, restricted stock, restricted stock units or performance units or shares); provided, however, that, the Retention and Severance Payments made to certain employees of the Seller which are listed on Exhibit 2.1(d) hereto are expressly permitted to be made by the Seller without the prior written consent of the Company;
          (b) declare or pay any dividend on, or make any other distribution in respect of, its outstanding shares of capital stock or limited liability company interests, except for (i) dividends by the Bank or any of the other Seller Subsidiaries either to the Seller, the Bank or another wholly owned Seller Subsidiary, and (ii) subject to any prohibition or restriction by any Regulatory Authority, payments by the Seller to reimburse, up to the aggregate amount of $24,400, certain directors and former directors for their legal fees incurred in connection with defense of breach of fiduciary duty claims by the OCC;
          (c) except as contemplated by this Agreement, merge with or into any other person, permit any other person to merge into it or consolidate with any other person, or effect any reorganization or recapitalization;
          (d) purchase or otherwise acquire any substantial portion of the assets, or more than 5% of any class of stock or other equity interests, of any person other than in the ordinary course of business;
          (e) liquidate, sell, dispose of, or encumber any assets or acquire any assets outside of the ordinary course of business (including without limitation Seller Intellectual Property);
          (f) repurchase, redeem or otherwise acquire, or issue, sell or deliver, split, reclassify, combine or otherwise adjust, or agree to issue, sell or deliver, split, reclassify, combine or otherwise adjust, any stock (except pursuant to exercise of the Seller Options listed on the Seller Disclosure Schedule), bonds or other corporate securities of which the Seller or any of the Seller Subsidiaries is the issuer (whether authorized and unissued or held in treasury), or, grant or issue, or agree to grant or issue, any options, warrants or other Rights (including convertible Securities) calling for issue thereof;
          (g) propose or adopt any amendments to its articles of incorporation, by laws, articles of organization, operating agreement, or any stock option plan or agreement, as the case may be, in any way adverse to the Company;
          (h) change any of its methods of accounting in effect at December 31, 2005 or change any of its methods of reporting income or deductions for federal income tax purposes from those employed in the preparation of the federal income tax returns for the taxable year ending December 31, 2005, except as may be required by GAAP; and

          (i) change any lending, investment, liability management or other material policies concerning the business or operations of the Seller or any of the Seller Subsidiaries, except as required by Law including, without limitation:
     (i) acquire or sell any contracts for the purchase or sale of financial or other futures or any put or call options, or enter into any hedges or interest rate swaps relating to cash, securities or any commodities whatsoever or enter into any other derivative transaction;
     (ii) sell, assign, transfer, pledge, mortgage or otherwise encumber or permit any encumbrances to exist with respect to any of its assets;
     (iii) make any investment with a maturity of five years or more;
     (iv) incur any material liabilities or material obligations, whether directly or by way of guaranty, including any obligations for borrowed money (other than indebtedness of the Seller or the Seller Subsidiaries to each other) other than overnight investments and borrowings undertaken in the ordinary course of business consistent with past practices;
     (v) enter into any agreement with respect to any acquisition of a material amount of asset or securities or any discharge, waiver, satisfaction, release or relinquishment of any material contract rights, liens, encumbrances, debt or claims, not in the ordinary course of business and consistent with past practice (which shall include creation of deposit liabilities, purchases of federal funds, advances from the Federal Reserve Bank or Federal Home Loan Bank, and entry into any repurchase agreement fully secured by U.S. Government or agency securities), or impose or suffer the imposition on any material asset of the Seller or any Seller Subsidiaries of any Lien or permit any such Lien to exist (other than in connection with deposits, repurchase agreements, bankers acceptances, “treasury tax and loan” accounts established in the ordinary course of business, the satisfaction of legal requirements in the exercise of trust powers, and Liens in effect as of the date hereof that are disclosed in the Financial Statements) and in no event with a term in excess of thirty (30) days;
     (vi) settle any claim, action, suit litigation, proceeding, arbitration, investigation or controversy of any kind, for any amount in excess of $50,000 or in any manner which would restrict in any material respect the operations or business of the Seller or any of the Seller Subsidiaries;
     (vii) purchase any new financial product or instrument which involves entering into a contract with a term of six months or longer;
     (viii) make any capital expenditure, except in the ordinary course and consistent with past practice and in no event in excess of $10,000;

     (ix) take any action or fail to take any action which, individually or in the aggregate, would be reasonably expected to have a Seller Material Adverse Effect; or
     (x) agree in writing or otherwise to do any of the foregoing.
     5.3 Intentionally Omitted.
     5.4 No Solicitation of Transactions.
          (a) From and after the date of this Agreement until the Effective Time or termination of this Agreement pursuant to ARTICLE VIII, the Seller and the Seller Subsidiaries will not, nor will they authorize or permit any of their respective officers, directors, Affiliates or employees or any investment banker, attorney or other advisor or representative retained by any of them to, directly or indirectly:
     (i) solicit, initiate, encourage or induce the making, submission or announcement of any Acquisition Proposal,
     (ii) participate in any discussions or negotiations regarding, or furnish to any person any material non public information with respect to, or take any other action to facilitate any inquiry or the making of any proposal that constitutes or may reasonably be expected to lead to, any Acquisition Proposal, or
     (iii) enter into any contract, agreement, letter of intent or other arrangement relating to any Acquisition Transaction:
provided, however, this Section 5.4(a) shall not prohibit the Seller or the Seller’s Board of Directors from:
     (A) furnishing material nonpublic information (other than information regarding the Company supplied to the Seller by the Company) regarding the Seller or the Seller Subsidiaries to, or entering into a customary confidentiality agreement with or entering or re entering into discussions with, any person or group in response to an Acquisition Proposal submitted by such person or group (and not withdrawn) if (x) the Seller’s Board of Directors reasonably determines in good faith that such Acquisition Proposal constitutes or is reasonably likely to result in a Superior Offer, and (y) the Seller’s Board of Directors concludes in good faith, after consultation with its outside legal counsel, that failure to take such action is reasonably likely to result in a breach by the Seller’s Board of Directors of its fiduciary obligations to the Seller’s stockholders under applicable Laws, provided that in any such case neither the Seller nor any representative of the Seller and the Seller Subsidiaries shall have violated any of the restrictions set forth in this Section 5.4(a), or
     (B) taking the actions described in Section 5.4(b) below as permitted thereby, provided that neither the Seller, the Seller Subsidiaries nor any representatives of the Seller and the Seller Subsidiaries shall have violated any of the restrictions set forth in this
Section 5.4(a).
At least five (5) days prior to furnishing any material nonpublic information to, or entering into discussions or negotiations with, any person or group, the Seller shall:
     (iv) give the Company written notice of the identity of such person or group and of the Seller’s intention to furnish material nonpublic information to, or enter into discussions or negotiations with, such person or group, and
     (v) receive from such person or group an executed confidentiality agreement containing customary limitations on the use and disclosure of all written and oral nonpublic information furnished to such person or group by or on behalf of the Seller, and contemporaneously with furnishing any such information to such person or group, the Seller shall furnish such information to the Company (to the extent such information has not been previously furnished by the Seller to the Company).
          (b) Notwithstanding anything to the contrary contained in this Section 5.4, in the event that the Seller’s Board of Directors determines in good faith, after consultation with outside counsel, that in light of a Superior Offer it is necessary to do so in order to comply with its fiduciary duties to the Seller or the Seller’s stockholders under applicable law, the Seller’s Board of Directors may terminate this Agreement in the manner contemplated by Section 9.1(g) solely in order to concurrently enter into a definitive agreement with respect to a Superior Offer, but only after the fifth day following the Company’s receipt of written notice advising the Company that the Seller’s Board of Directors is prepared to accept a Superior Offer, and only if, during such five day period, if the Company so elects, the Seller and its advisors shall have negotiated in good faith with the Company to make such adjustments in the terms and conditions of this Agreement as would enable the Seller to proceed with the transactions contemplated herein on such adjusted terms.
          (c) Definitions.
     (i) “Acquisition Proposal” means any offer or proposal (other than an offer or proposal by the Company) relating to any Acquisition Transaction.
     (ii) “Acquisition Transaction” means any transaction or series of related transactions other than the transactions contemplated by this Agreement involving:
     (A) any acquisition or purchase from the Seller by any person or “group” (as defined under Section 13(d) of the Exchange Act and the rules and regulations thereunder) of more than a 50.1% interest in the total outstanding voting securities of the Seller or any of the Seller Subsidiaries or any tender offer or exchange offer that if consummated would result in any person or “group” (as defined under Section 13(d) of the Exchange Act and the rules and regulations thereunder) beneficially owning 50.1% or more of the total outstanding voting securities of the Seller or any of the

Seller Subsidiaries, or any merger, consolidation, business combination or similar transaction involving the Seller or any of the Seller Subsidiaries;
     (B) any sale, lease (other than in the ordinary course of business), exchange, transfer, license (other than in the ordinary course of business), acquisition or disposition of more than 15% of the assets of the Seller; or
     (C) any liquidation or dissolution of the Seller.
     (iii) “Superior Offer” shall mean a bona fide written offer made by a third party to consummate any of the following transactions or in one or a series of related transactions:
     (A) a merger, consolidation, business combination, recapitalization, liquidation, dissolution or similar transaction involving the Seller pursuant to which those shareholders of the Seller immediately preceding such transaction will hold less than 51% of the equity interest in the surviving or resulting entity of such transaction,
     (B) a sale or other disposition by the Seller of substantially all of its assets, or
     (C) the acquisition by any person or group (including by way of a tender offer or an exchange offer or issuance by the Seller), directly or indirectly, of beneficial ownership or a right to acquire beneficial ownership of shares representing in excess of 50% of the voting power of the then outstanding shares of capital stock of the Seller;
provided, that in each of case (A), (B) or (C) immediately above, the Superior Offer shall be on terms that the Seller’s Board of Directors determines, in its reasonable judgment to be more favorable to Seller stockholders (taking into account all factors which the Seller’s Board of Directors may reasonably deem relevant, including, without limitation, the relative value and form of the consideration offered, all other terms and conditions of the respective offers, including, without limitation, the presence of a financial contingency, the likelihood of obtaining financing on a timely basis if a financing contingency is present, and the likelihood of obtaining any required regulatory approvals) than the terms of the Merger (after receipt and consideration of advice of a financial advisor of nationally recognized reputation).
          (d) In addition to the obligations of the Seller set forth in Section 5.4(a), Seller as promptly as practicable shall advise the Company orally and in writing of any request received by the Seller after the date hereof for information which the Seller reasonably believes would lead to an Acquisition Proposal or of any Acquisition Proposal, or any inquiry received by the Seller after the date hereof with respect to, or which the Seller reasonably believes would lead to any Acquisition Proposal, the material terms and conditions of such request, Acquisition

Proposal or inquiry, and the identity of the person or group making any such request, Acquisition Proposal or inquiry. The Seller will keep the Company informed in all material respects of the status and details (including material amendments or proposed amendments) of any such request, Acquisition Proposal or inquiry.
          (e) Unless this Section 5.4 dictates otherwise, (i) the Seller’s Board of Directors will make the Seller’s Board of Directors Recommendation; and (ii) neither the Seller’s Board of Directors nor any committee thereof will withdraw, amend or modify, or propose or resolve to withdraw, amend or modify, in a manner adverse to the Company, the Seller’s Board of Directors Recommendation. Further, the Seller’s Board of Directors may not withdraw or amend in a manner adverse to the Company the Seller’s Board of Directors Recommendation if prior thereto the Seller has not received a Superior Offer that has not been withdrawn as of the time of such action of the Seller’s Board of Directors.
     5.5 Update Disclosure; Breaches.
          (a) From and after the date of this Agreement until the Effective Time, the Seller shall update the Seller Disclosure Statement on a regular basis by written notice to the Company to reflect any matters which have occurred from and after the date of this Agreement which, if existing on the date of this Agreement, would have been required to be described therein; provided that (i) to the extent that any information that would be required to be included in an update under this Section 5.5(a) would have in the past been contained in internal reports prepared by the Seller or any the Seller Subsidiary in the ordinary course, such update may occur by delivery of such internal reports prepared in accordance with past practice, with appropriate steps taken by the Seller to identify relevant information contained therein, and (ii) to the extent that updating required under this Section 5.5 is unduly burdensome to the Seller, the Seller and the Company will use their reasonable best efforts to develop alternate updating procedures using, wherever possible, existing reporting systems.
          (b) The Seller shall, in the event it becomes aware of the impending or threatened occurrence of any event or condition which would cause or constitute a material breach (or would have caused or constituted a material breach had such event occurred or been known prior to the date of this Agreement) of any of its representations or agreements contained or referred to herein, give prompt written notice thereof to the Company and use its reasonable best efforts to prevent or promptly remedy the same.
     5.6 Loan and Investment Policies. The Seller agrees to maintain and to cause the Seller Subsidiaries to maintain their existing loan and investment policies and procedures designed to ensure safe and sound banking practices, which shall remain in effect, except as otherwise agreed in writing by the Company, for the period prior to the Effective Time. To the extent permitted by applicable Law, such policies and procedures shall apply to, among other matters, the following: (i) making or reviewing any commitments or loans, or purchase or renewals of any participations in loans, in excess of $500,000 for any commercial loan, $500,000 for any single-family residential loan, or $100,000 for any consumer loan; (ii) making, committing to make or renewing any loan to any Affiliate of the Seller or Seller Subsidiaries or any family member of such Affiliate or any entity to which such Affiliate has a material interest; (iii) making any investment or commitment to invest or making any loan in excess of $500,000 with respect to any commercial real estate development project; (iv) making multiple commercial real estate loans which are in the aggregate in excess of $500,000 to any on real estate developer; or (v) entering into any significant contract, lease or license under which the Seller or any Seller Subsidiary will be bound to pay over the life of such agreement or voluntarily committing any act or omission which constitute a breach or default by the Seller or any Seller Subsidiary under any material contract, lease or license to which the Seller or any Seller Subsidiary is a party or by which it or any of its properties are bound. To the extent permitted by applicable Law, the Company shall have the right to designate at least one (1) observer to attend all meetings of the Seller’s Board of Directors and the Seller shall ensure that such representative receives all information given by the Seller or its agents to the Seller’s members of its Board of Directors. If the Company does not respond in writing to the Seller within twenty four (24) hours of delivery by the Seller of a written request made by the Seller for Seller or a Seller Subsidiary to engage in any of the actions for which the Company’s written consent is required pursuant to this Section 5.6, the Company shall be deemed to have consented to such action (except for any request made by the Seller on a Friday, in which case the Company must respond on or before Monday). All written approvals to be provided by the Company must not be unreasonably withheld.
     5.7 Access and Information. From the date hereof until the Effective Time, the Seller will give the Company and its representatives, employees, counsel and accountants reasonable access to the properties, books and records of the Seller and any other information relating to the Seller that is reasonably requested by the Company for purpose of permitting the Company, among other things, to: (a) review the financial statements of the Seller, (b) verify the accuracy of the representations and warranties of the Seller contained in this Agreement, (c) confirm compliance by the Seller with the terms of this Agreement, and (d) prepare for the consummation of the transactions contemplated by the Agreement. The parties hereto acknowledge and agree that any investigation by the Company pursuant to this Section 5.7 shall not unreasonably interfere with the business and operations of the Seller. The Company shall not, without the consent of the Seller (which consent shall not be unreasonably withheld), contact any customers or key employees of the Seller.
     5.8 Confidentiality Agreement. The Seller agrees that the Confidentiality Agreement entered into between the Company and the Seller in effect prior to the date of this Agreement (the “Confidentiality Agreement”), shall remain in full force and effect and binding upon the Seller and shall survive termination of this Agreement.
     5.9 Rights Agreement. Except for the Rights Agreement Amendment, the Seller will not redeem the Rights (as defined in the Rights Agreement) or amend, modify or terminate the Rights Agreement other than to delay the Distribution Date (as defined in the Rights Agreement) or to render the Rights (as defined in the Rights Agreement) inapplicable to the execution, delivery and performance of this Agreement and the transactions contemplated hereby.
     5.10 State Takeover Laws. If any “fair price,” “moratorium” or “control share acquisition” statute or other similar anti-takeover statute or regulation under state laws in the United States shall become applicable to the transaction contemplated hereunder, Seller and its Board of Directors shall use reasonable efforts to grant such approvals and take such actions as are necessary so that the transactions contemplated hereby may be consummated as promptly as practicable on the terms contemplated hereby and otherwise act to minimize the effect of any such statute or regulations on the transaction contemplated hereunder.
     5.11 Notification of Certain Matters. Seller shall give prompt written notice to the Company of the occurrence or non-occurrence of any event or events which would be reasonably likely to cause a Seller Material Adverse Effect; provided, however, that the delivery of such notice shall not limit or otherwise affect the remedies available to the Company hereunder.
ARTICLE VI — COVENANTS OF THE COMPANY
     6.1 Affirmative Covenants. The Company hereby covenants and agrees with the Seller that, except (i) as permitted by this Agreement, (ii) as disclosed in the Company Disclosure Schedule, (iii) as required by Law, or by a Governmental Authority of competent jurisdiction, or (iv) as otherwise consented to in writing by the Seller, during the period from the date hereof to the earlier of the Effective Time or the termination of this Agreement in accordance with its terms, it will, and it will cause each Company subsidiary, to:
          (a) maintain its corporate existence in good standing and maintain all books and records in accordance with accounting principles and practices as used in the Company’s financial statements applied on a consistent basis; and
          (b) conduct its business in a manner that does not violate any Law, except for possible violations which, individually or in the aggregate, do not have, and would not reasonably be expected to have, a Company Material Adverse Effect.
     6.2 Negative Covenants. Except as set forth in the Company Disclosure Schedule or as otherwise contemplated by this Agreement, from the date of this Agreement until the Effective Time, the Company shall not, or agree to commit to, or permit the Company Bank Subsidiary to, without the prior written consent of the Seller, propose or adopt any amendments to its Articles of Incorporation or By laws in a manner which would adversely affect in any manner the ability of Company or the Sub to consummate the transactions contemplated hereby, or agree in writing to do any of the foregoing.
     6.3 Breaches. The Company shall, in the event it becomes aware of the impending or threatened occurrence of any event or condition which would cause or constitute a material breach (or would have caused or constituted a material breach had such event occurred or been known prior to the date of this Agreement) of any of its representations or agreements contained or referred to herein, give prompt written notice thereof to the Seller and use its reasonable best efforts to prevent or promptly remedy the same.
     6.4 Confidentiality Agreement. The Company agrees that the Confidentiality Agreement entered into between the Company and the Seller in effect prior to the date of this Agreement, shall remain in full force and effect and binding upon the Company and shall survive termination of this Agreement.

ARTICLE VII — ADDITIONAL AGREEMENTS
     7.1 Meeting of Seller’s Stockholders. Seller shall promptly after the date of this Agreement take all action necessary in accordance with the KGCC and the Seller Articles and the Seller By Laws to convene the stockholders of Seller for a meeting to consider the Merger (the “Seller Stockholders’ Meeting”). Seller shall use its reasonable best efforts to solicit from stockholders of Seller proxies in favor of the Merger and shall take all other action necessary or advisable to secure the vote or consent of stockholders required by the KGCC to approve the Merger, unless the Seller’s Board of Directors shall have determined in good faith based on advice of counsel that such actions would reasonably be likely to result in violation of its fiduciary duty to Seller’s stockholders under applicable Law.
     7.2 Appropriate Action; Consents; Filings. The Seller, the Sub and the Company shall use their reasonable best efforts to (i) take, or cause to be taken, all appropriate action, and do, or cause to be done, all things necessary, proper or advisable under applicable Law to consummate and make effective the transactions contemplated by this Agreement (unless the Seller’s Board of Directors shall have determined in good faith based on advice of counsel that such actions would reasonably be likely to result in violation of its fiduciary duty to Seller’s stockholders under applicable Law), (ii) obtain all consents, licenses, permits, waivers, approvals, authorizations or orders required under Law (including, without limitation, all foreign and domestic (federal, state and local) governmental and regulatory rulings and approvals and parties to contracts) required in connection with the authorization, execution and delivery of this Agreement and the consummation by them of the transactions contemplated hereby, including, without limitation, the Merger, (iii) make all necessary filings, and thereafter make any other required submissions, with respect to this Agreement and the Merger required under (A) the Securities Act and the Exchange Act (to the extent applicable) and the rules and regulations thereunder, and any other applicable federal or state securities laws, (B) the BHCA, and any other applicable federal or state banking laws and (C) any other applicable Law; provided that, the Company and the Seller shall cooperate with each other in connection with the making of all such filings, including providing copies of all such documents to the non filing party and its advisors prior to filing and, if requested, to accept all reasonable additions, deletions or changes suggested in connection therewith. All applications and notices of the Company and the Seller required to be filed pursuant to the BHCA and any other applicable federal or state banking laws must be prepared and filed within twenty (20) Business Days following the date of this Agreement. The Seller and the Company shall furnish all information required for any application or other filing to be made pursuant to the rules and regulations of any applicable Law in connection with the transactions contemplated by this Agreement. In case at any time after the Effective Time any further action is necessary or desirable to carry out the purposes of this Agreement, the proper officers and directors of each party to this Agreement shall use all reasonable efforts to take all such necessary action.
     7.3 Directors’ and Officers’ Indemnification and Insurance.
          (a) By virtue of the occurrence of the Merger, the Company shall from and after the Effective Time succeed to Seller’s obligations with respect to indemnification or exculpation now existing in favor of the directors, officers, employees and agents of Seller and the Seller Subsidiaries as provided in the Seller Articles, Seller By Laws, indemnification agreements of Seller or the Seller Subsidiaries or otherwise in effect as of the date of this Agreement with respect to matters occurring prior to the Effective Time. Section 7.3 of the Seller Disclosure Schedule contains a complete list of all indemnification arrangements to which Seller is a party to on the date of this Agreement.
          (b) For a period of four (4) years from and after the Effective Time, the Company will use commercially reasonable efforts to maintain tail coverage on the Existing D&O Policy for all present and former directors and officers of Seller currently covered by the Existing D&O Policy on the date of this Agreement with terms (including coverage limits) substantially similar in all respects to those currently in effect on the date of this Agreement with respect to acts, omissions and other matters occurring prior to the Effective Time for which coverage is provided under the Existing D&O Policy (the “Insurance Coverage”); provided, however, that in no event shall the Company be required to expend an aggregate amount of more than $16,400 for the four year tail coverage on the existing D&O Policy; and further provided, that if the Company is unable to maintain or obtain the insurance called for by this Section 7.3(b), the Company shall use commercially reasonable efforts to obtain as much comparable Insurance Coverage as is available.
          (c) In the event the Company or any of its successors or assigns (i) consolidates with or merges into any other person and shall not be the continuing or Surviving Corporation or entity of such consolidation or merger, or (ii) transfers or conveys all or substantially all of its properties or assets to any person, then, and in each such case, to the extent necessary, proper provision shall be made so that the successors and assigns of the Company assume the obligations set forth in this Section 7.3.
          (d) The provisions of this Section 7.3 are intended to be for the benefit of, and shall be enforceable by, each person who is now, or has been at any time prior to the date of this Agreement or who becomes prior to the Effective Time, an officer or director of Seller or any Seller Subsidiary (the “Indemnified Parties”) and his or her heirs and representatives.
     7.4 Notification of Certain Matters. The Seller shall give prompt notice to the Company, and the Company shall give prompt notice to the Seller, of (i) the occurrence, or nonoccurrence, of any event the occurrence or non occurrence of which would be likely to cause any representation or warranty contained in this Agreement to be untrue or inaccurate, and (ii) any failure of the Seller, the Sub or the Company, as the case may be, to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it hereunder; provided, however, that the delivery of any notice pursuant to this Section 7.4 shall not limit or otherwise affect the remedies available hereunder to the party receiving such notice.
     7.5 Public Announcements. The Company and the Seller shall consult with each other before issuing any press release or otherwise making any public statements with respect to the Merger and shall not issue any such press release or make any such public statement prior to such consultation, except as may be required by Law, including disclosures required under the federal securities laws.
     7.6 Customer Retention. To the extent permitted by law or applicable regulation, the Seller shall use all reasonable efforts to assist the Company in its efforts to retain the customers of the Seller and the Seller Subsidiaries for the Sub and its Affiliates. Such efforts shall include making introductions of the Company’s employees to such customers, assisting in the mailing of information prepared by the Company and reasonably acceptable to the Seller to such customers and actively participating in any “transitional marketing programs” as the Company shall reasonably request.
     7.7 Directorships. Promptly after the Effective Time, subject to approval or objection by Regulatory Authorities, the Company will propose one member of Seller’s or a Seller Subsidiary’s current board, such director to be selected by Company in its sole discretion, to the board of directors of the Company or of the Company Bank Subsidiary.
     7.8 Employees. Those individuals who are employed by the Seller or any of the Seller Subsidiaries as of the Effective Time shall be hereinafter referred to as the “Transferred Employees.”
          (a) Prior to the Closing, the Company shall provide to the Seller a list of those employees of the Seller that the Company desires to have remain employed with the Seller’s bank subsidiary after the Effective Time (the “Continuing Employees”). Any employee not included on such list shall be terminated by the Seller (the “Terminated Employees”) immediately prior to the Effective Time, and such Terminated Employees shall be entitled to receive severance benefits in accordance with Section 7.8(f) below.
          (b) After the Effective Time, the Company and the Company Bank Subsidiary shall give the Transferred Employees full credit for their prior service with the Seller and the Seller Subsidiaries (or any service credited as such in connection with a previous acquisition by the Seller or any Seller Subsidiary): (i) for purposes of eligibility (including without limitation initial participation and eligibility for current benefits) and vesting under any qualified or nonqualified retirement or profit sharing plans maintained by the Company in which Transferred Employees may be eligible to participate; and (ii) for all purposes under any welfare benefit plans, “cafeteria plans” (as defined in Code Section 125), vacation plans and similar arrangements maintained by the Company and the Company Bank Subsidiary.
          (c) Nothing contained in this Section 7.8 shall limit the right of the Company or its Affiliates, at any time and from time to time, to amend, modify or terminate, in whole or in part, any of the plans referenced in this Section 7.8, except that no such amendment shall nullify the provisions of this Section 7.8, and the Company hereby reserves such right.
          (d) The Seller’s existing health and dental plans and other employee welfare benefit plans shall remain in effect at least until the Effective Time. Thereafter, Transferred Employees will be integrated into the Company’s health and dental plans and other employee welfare plans at a time determined on a plan by plan basis by the Company in its sole discretion.
          (e) The Seller’s 401(k) plan shall be terminated prior to the Effective Time and the respective account balances of participants shall be distributed pursuant to the terms of such plan. No employee or employer contributions shall be made to the Seller’s 401(k) plan from or on account of compensation paid after the Effective Time.

ARTICLE VIII — CONDITIONS OF MERGER
     8.1 Conditions to Obligation of Each Party to Effect the Merger. The respective obligations of each party to effect the Merger shall be subject to the satisfaction at or prior to the Effective Time of the following conditions:
          (a) Shareholder Approval. This Agreement and the Merger shall have been approved and adopted by the requisite vote of the stockholders of the Seller.
          (b) Federal Reserve Board. The Merger shall have been approved by the Federal Reserve Board and any other applicable federal Regulatory Authorities, which approvals shall not contain any condition that would significantly adversely affect the Company, all conditions required to be satisfied prior to the Effective Time imposed by the terms of such approval shall have been satisfied and all waiting periods relating to such approval shall have expired.
          (c) State and Other Approvals. The Merger shall have been approved by the OSBC, the OCC, the Kansas Secretary of State and any other applicable Regulatory Authorities, which approvals shall not contain any condition that would have a Company Material Adverse Effect. All conditions required to be satisfied prior to the Effective Time imposed by the terms of such approval shall have been satisfied and all waiting periods relating to such approval shall have expired.
          (d) No Order. No Governmental Authority, or federal or state court of competent jurisdiction, shall have enacted, issued, promulgated, enforced or entered any Law or Order which is in effect preventing or prohibiting consummation of the transactions contemplated by this Agreement or restricting the consummation of the transactions contemplated by this Agreement in a manner that would have a Seller Material Adverse Effect or a Company Material Adverse Effect.
          (e) Escrow Agreement. The Company, the Sub, the Seller and the Escrow Agent must have entered into the Escrow Agreement.
     8.2 Additional Conditions to Obligations of the Company. The obligations of the Company to effect the Merger are also subject to the following conditions:
          (a) Representations and Warranties. Without giving effect to any update to the Seller Disclosure Schedule or notice to the Company under Sections 5.5 or 7.4, above, and except for Section 2.17, above, which is provided for in subsection (g), below, (i) each of the representations and warranties of the Seller contained in this Agreement that is qualified by reference to “materiality” or Seller Material Adverse Effect shall be true and correct as of the date of this Agreement and as of the Effective Time, except to the extent such representations and warranties are made as of another date, in which case such representations and warranties shall be true and correct as of such other date; and (ii) each of the representations and warranties of the Seller that is not qualified by reference to “materiality” or Seller Material Adverse Effect shall be true and correct in all material respects as of the date of this Agreement and as of the Effective Time, except, to the extent such representations and warranties are made as of another date, in which case such representations and warranties shall be true and correct as of such other date, and except in the case of either clause (i) or (ii), above, where any failure of such representations and warranties to be true and correct, either individually or in the aggregate, would not have a Seller Material Adverse Effect. The Company shall have received a certificate signed on behalf of the Seller by the chief executive officer and the chief financial officer of the Seller to the foregoing effect.
          (b) Agreements and Covenants. The Seller shall have performed or complied in all material respects with all agreements and covenants required by this Agreement to be performed or complied with by it on or prior to the Effective Time.
          (c) Consents Obtained. All Seller Approvals and all filings required to be made by Seller for the authorization, execution and delivery of this Agreement and the consummation by it of the transactions contemplated hereby shall have been obtained and made by Seller.
          (d) No Challenge. There shall not be pending any action, proceeding or investigation before any court or administrative agency or by a government agency or any other person (i) challenging or seeking material damages in connection with, the Merger or (ii) seeking to restrain, prohibit or limit the exercise of full rights of ownership or operation by the Company or the Company Bank Subsidiary of all or any portion of the business or assets of Seller, which in either case is reasonably likely to have a Seller Material Adverse Effect or a Company Material Adverse Effect.
          (e) Burdensome Condition. There shall not be any action taken, or any statute, rule, regulation or order enacted, entered, enforced or deemed applicable to the Merger, by any federal or state governmental entity which, in connection with the grant of any regulatory approval, imposes any condition or restriction upon the Company or the Seller or their respective subsidiaries (or the Surviving Corporation or its subsidiaries after the Effective Time), which would materially adversely impact the economic or business benefits of the transactions contemplated by this Agreement in such a manner as to render inadvisable the consummation of the Merger.
          (f) No Material Adverse Changes. Since the date of the Agreement, there shall have been no event, and there has not been any Effect, that, either individually or in the aggregate, would have a Seller Material Adverse Effect.
          (g) OCC Agreement Conditions. There shall be no determination by the Company, in good faith, that the conditions referenced in the OCC Agreement and the response to such conditions by Regulatory Authorities constitute a Seller Material Adverse Effect.
          (h) Bank Classified Loans. At Closing, Classified Loans shall not be more than $2,500,000.
          (i) Loan Loss Reserves. At Closing, the Bank must have an allowance for loan loss reserves equal to or greater than the greater of (a) 1.25% of the Bank’s entire loan portfolio or (b) 100% of Non-Performing Loans.

          (j) Dissenting Shareholders. No more than 20% of the shares of Seller’s Common Stock shall be Dissenting Shares.
          (k) Resignations. The Company shall have received (i) evidence reasonably satisfactory to the Company of the resignation of all directors of the Seller, effective at the Effective Time, and (ii) all documents and filings, completed and executed by the appropriate directors, officers and representatives of the Seller and the Seller Subsidiaries, that are necessary to record such resignations.
          (l) Absence of Certain Changes. Since the date of the Agreement the Seller and Seller Subsidiaries have operated their businesses in all material respects in the ordinary course and there has not been any:
     (i) amendment to the Seller Articles, Seller By-Laws or Subsidiary Organizational Documents;
     (ii) sale, assignment, transfer, lease or other disposition of any material tangible real property or personal property of the Seller or any Seller Subsidiary, except in the ordinary course of business or intercompany transactions;
     (iii) acquisition (by merger, consolidation or other combination, or acquisition of stock or assets or otherwise) by the Seller or any Seller Subsidiary of any corporation, partnership or other business organization, or any division thereof;
     (iv) incurrence, creation or assumption of any Lien, except in the ordinary course of business, or any assets or properties (whether tangible or intangible) of the Seller or any Seller Subsidiary, other than (A) Permitted Liens, (B) Liens to be released at or prior to the Closing, and (C) Liens on assets or properties having an aggregate value not in excess of $500,000;
     (v) issuance or sale of any additional shares of Seller Common Stock, or any capital stock of or other equity interest in any Seller Subsidiary, or securities convertible into or exchangeable for shares of Seller Common Stock or any capital stock of or other equity interests in Seller or any Seller Subsidiary, or issuance or grant of any options, warrants, calls, subscription rights or other rights of any kind to acquire additional shares of the Seller Common Stock or any capital stock of or other equity interest in any Seller Subsidiary;
     (vi) event or condition that has had a Seller Material Adverse Effect; or
     (vii) agreement, other than this Agreement, to take any actions specified in this Section 8.2(l).
     8.3 Additional Conditions to Obligations of the Seller. The obligation of the Seller to effect the Merger is also subject to the following conditions:

          (a) Representations and Warranties. Without giving effect to any notice to the Seller under Sections 6.3 or 7.4, above, (i) each of the representations and warranties of the Company contained in this Agreement that is not qualified as to “materiality” or Company Material Adverse Effect shall be true and correct in all material respects as of the date of this Agreement and as of the Effective Time, except to the extent that such representations and warranties are made as of another date, in which case such representations and warranties shall be true and correct in all material respects as of such other date; and (ii) each of the representations and warranties of the Company that is qualified as to “materiality” or Company Material Adverse Effect shall be true and correct in all material respects as of the date of this Agreement and as of the Effective Time, except to the extent such representations and warranties are made as of another date, in which case such representations and warranties shall be true and correct as of such other date, and except in the case of either clause (i) or (ii), above, where any failure of such representations and warranties to be true and correct, either individually or in the aggregate, would not have a Company Material Adverse Effect. The Seller shall have received a certificate signed on behalf of the Company by the Chief Executive Officer and the Chief Financial Officer of the Company to the foregoing effect.
          (b) Agreements and Covenants. The Company shall have performed or complied in all material respects with all agreements and covenants required by this Agreement to be performed or complied with by it on or prior to the Effective Time.
          (c) Consents Obtained. All material consents, waivers, approvals, authorizations or orders required to be obtained, and all filings required to be made by the Company for the authorization, execution and delivery of this Agreement and the consummation by it of the transactions contemplated hereby shall have been obtained and made by the Company, except where the failure to obtain any consents, waivers, approvals, authorizations or orders required to be obtained or any filings required to be made would not have a Company Material Adverse Effect.
          (d) No Material Adverse Changes. Since the date of the Agreement, there shall have been no Company Material Adverse Effect, that either individually or in the aggregate, would be reasonably expected to have a Company Material Adverse Effect. The Seller shall have received a certificate of the President and the Chief Financial Officer of the Company to that effect.
ARTICLE IX — TERMINATION
     9.1 Termination. This Agreement may be terminated at any time prior to the Effective Time, whether prior to or after the stockholders of the Seller adopt this Agreement:
          (a) by mutual written consent duly authorized by the Boards of Directors of the Company and the Seller;
          (b) by either Seller or the Company if the Merger shall not have been consummated by March 1, 2007, unless extended by the Boards of Directors of Seller and the Company for any reason; provided, however, that the right to terminate this Agreement under this Section 9.1(b) shall not be available to any party whose action or failure to act has been a principal cause of or resulted in the failure of the Merger to occur on or before such date if such action or failure to act constitutes a breach of this Agreement;
          (c) by either the Seller or the Company if a court of competent jurisdiction or Governmental Authority shall have issued a non appealable final order, decree or ruling or taken any other action having the effect of permanently restraining, enjoining or otherwise prohibiting the Merger;
          (d) by either the Seller or the Company if: (i) the Seller Stockholders’ Meeting (including any adjournments thereof) has been held and completed and the stockholders of the Seller have taken a final vote on a proposal to adopt this Agreement and (ii) the required approval of the stockholders of the Seller contemplated by this Agreement has not been obtained; provided, however, that the right to terminate this Agreement under this Section 9.1(d) shall not be available to the Seller where the failure to obtain approval by the Seller stockholders shall have been caused by the action or failure to act of the Seller, and such action or failure to act constitutes a breach by the Seller of any provision of this Agreement;
          (e) by the Seller, upon a breach of any covenant or agreement on the part of the Company set forth in this Agreement, or if any representation or warranty of the Company shall have been untrue when made or shall have become untrue, in either case such that the conditions set forth in Section 8.3(a), above, would not be satisfied as of the time of such breach or as of the time such representation or warranty shall have become untrue, provided, that if such inaccuracy in the Company’s representations and warranties or breach by the Company was unintentional and is curable by the Company through exercise of commercially reasonable efforts, then the Seller may not terminate this Agreement pursuant to this Section 9.1(e) for ten (10) days after delivery of written notice from the Seller to the Company of such breach, provided, that the Company continue to exercise commercially reasonable efforts to cure such breach (it being understood that the Seller may not terminate this Agreement pursuant to this Section 9.1(e) if such breach by the Company is cured during such ten day period);
          (f) by the Company upon a breach of any covenant or agreement on the part of the Seller set forth in this Agreement, or if any representation or warranty of the Seller shall have been untrue when made or shall have become untrue, in either case such that the conditions set forth in Section 8.2(a), above, would not be satisfied as of the time of such breach or as of the time such representation or warranty shall have become untrue, provided, that if such inaccuracy in the Seller’s representations and warranties or breach by the Seller was unintentional and is curable by the Seller through exercise of its commercially reasonable efforts, then the Company may not terminate this Agreement pursuant to this Section 9.1(f) for ten (10) days after delivery of written notice from the Company or the Seller of such breach, provided, that the Seller continues to exercise commercially reasonable efforts to cure such breach (it being understood that the Company may not terminate this Agreement pursuant to this Section 9.1(f) if such breach by the Seller is cured during such ten day period);
          (g) by the Seller prior to the vote of the stockholders, without further action, if the Seller shall have entered into a definitive agreement with respect to a Superior Offer pursuant to and in accordance with Section 5.4(b), above; provided, however, that any payment required to be paid by the Seller pursuant to Section 9.3(b)(i) shall be made to the Company concurrently with and as a condition to the effectiveness of, a termination of this Agreement by the Seller pursuant to this Section 9. l(g);
          (h) by the Company if the Seller’s Board of Directors or any committee thereof has withdrawn, amended or modified in a manner adverse to the Company the Seller’s Board of Directors Recommendation (other than a withdrawal, amendment or modification permitted by Section 5.4 above);
          (i) by the Company
     (i) if any of the conditions to the obligations of the Company to effect the Merger set forth in Sections 8.1 or 8.2, above, have not been satisfied or waived by the Company at Closing or the Company reasonably determines that the timely satisfaction of any condition to the obligations of the Company to effect the Merger set forth in Sections 8.1 or 8.2, above, has become impossible (other than as a result of any failure on the part of the Company to comply with or perform any covenant or obligation of the Company set forth in this Agreement); or
     (ii) in the event there has been a Seller Material Adverse Effect; by the Seller
     (iii) if any of the conditions to the obligations of the Seller to effect the Merger set forth in Sections 8.1 or 8.3, above, have not been satisfied or waived by the Seller at Closing or the Seller reasonably determines that the timely satisfaction of any condition to the obligations of the Seller to effect the Merger set forth in Sections 8.1 or 8.3, above, has become impossible (other than as a result of any failure on the part of the Seller to comply with or perform any covenant or obligation of the Seller set forth in this Agreement); or
     (iv) in the event there has been a Company Material Adverse Effect.
     9.2 Notice of Termination; Effect of Termination. Any termination of this Agreement under Section 9.1, above, will be effective immediately upon (or if termination is pursuant to Sections 9.1(e) or 9.1(f), above, and the proviso therein is applicable, ten (10) days after) the delivery of written notice thereof by the terminating party to the other parties. In the event of termination of this Agreement as provided in Section 9.1, above, this Agreement shall be of no further force or effect, with no liability of party to the other parties, except (i) the provisions set forth in this Section 9.2., Section 9.3 and ARTICLE X (General Provisions), shall survive the termination of this Agreement, and (ii) nothing herein shall relieve any party from liability for any intentional or willful breach of this Agreement.
     9.3 Fees and Expenses.
          (a) Except as set forth in Section 9.2., above, and this Section 9.3., all fees and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such fees and expenses whether or not the Merger is consummated.
          (b) (i) Seller shall pay to the Company in immediately available funds, within one (1) business day after demand by the Company an amount equal to $500,000 (the “Termination Fee”) if this Agreement is terminated by Seller pursuant to Section 9.1(g) above.
     (ii) If (A) this Agreement is terminated by the Company or Seller, as applicable, pursuant to Section 9. l(b) (and prior to such termination Seller has not held a meeting of its stockholders pursuant to Section 7.1), Section 9.1(d), or Section 9.1(h), (B) prior to such termination an Acquisition Proposal was known to exist by the Seller’s shareholders and not withdrawn, and (C) within twelve (12) months following such termination of this Agreement either (Y) an Acquisition Transaction with the party or an Affiliate of the party making the Acquisition Proposal that was outstanding at the time of such termination is consummated or (Z) the Seller enters into an agreement or binding letter of intent providing for an Acquisition Transaction with the party or an Affiliate of the party making the Acquisition Proposal that was outstanding at the time of such termination, then the Seller shall pay or cause to be paid to the Company in immediately available funds an amount equal to the Termination Fee within one (1) Business Day after such transaction is consummated or the Seller enters into such agreement or binding letter of intent.
     (iii) each of Seller and the Company acknowledges that the agreements contained in this Section 9.3(b) are an integral part of the transactions contemplated by this Agreement and that without these agreements the Company and Seller would not enter into this Agreement; accordingly, if Seller fails to pay in a timely manner the amounts due pursuant to this Section 9.3(b) and, in order to obtain such payment, the Company makes a claim that results in a judgment against Seller for the amounts set forth in this Section 9.3(b), Seller shall pay to the Company its reasonable costs and expenses (including reasonably attorneys’ fees and expenses) in connection with such suit, together with interest on the amounts set forth in this Section 9.3 (b) at the Wall Street Journal prime rate in effect on the date such payment was required to be made.
ARTICLE X — GENERAL PROVISIONS
     10.1 Non Survival of Representations, Warranties and Agreements. The representations, warranties and agreements in this Agreement shall terminate at the Effective Time, except that the agreements set forth in ARTICLE I and Section 7.3, above, shall survive the Effective Time indefinitely.
     10.2 Notices. All notices and other communications given or made pursuant hereto shall be in writing and shall be deemed given if delivered personally, mailed by registered or certified mail (postage prepaid, return receipt requested), delivered by an express courier (with confirmation), or telecopied (with confirmation) to the parties at the following addresses or telecopy numbers, as the case may be (or at such other address or telecopy number for a party as shall be specified by like changes of address or telecopy number) and shall be effective upon receipt:

(a)	If to the Seller:

Lynn Mitchelson
5341 Mission Woods Rd.
Mission Woods, Kansas 66205

With a copy to:

Stinson Morrison Hecker LLP
1201 Walnut, Suite 2900
Kansas City, Missouri 64106 2150
Attention: Bob Monroe
Facsimile: (888) 277-8082

If to the Company:

Blue Valley Ban Corp.
11935 Riley
Overland Park, Kansas 66225
Attention: Bob Regnier
Facsimile: (913) 338-2801

With a copy to:

Blackwell Sanders Peper Martin LLP
4801 Main Street, Suite 1000
Kansas City, Missouri 64112
Attention: Steve Carman
Facsimile: (816) 983-8080
     10.3 Certain Definitions. For purposes of this Agreement, the term:
     “Affiliate” means a person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, the first mentioned person; including, without limitation, any partnership or joint venture in which any person (either alone, or through or together with any other subsidiary) has, directly or indirectly, an interest of 5% or more;
     “Business Day” means any day other than a day on which banks in Kansas are required or authorized to be closed;
     “Classified Loans” means loans classified 7 or higher.
     “Code” means the Internal Revenue Code of 1986, as amended;

     “Consent” shall mean any consent, approval, authorization, clearance, exemption, waiver, or similar affirmation by any Person pursuant to any Contract, Law, Order or Permit.
     “Contract” shall mean any agreement, arrangement, authorization, commitment, contract, indenture, instrument, license, lease, obligation, plan, practice, restriction, understanding, or undertaking of any kind or character, or other document to which any Person is a party or that is binding on any Person or its capital stock, assets or business.
     “Control” shall mean the possession, direct or indirect, of the power to direct or cause the direction of management and policies of a person, whether through the ownership of voting securities, by Contract, or otherwise.
     “Default” shall mean (i) any breach or violation of or default under any Contract, Order, or Permit, (ii) any occurrence of any event that with the passage of time or the giving of notice or both would constitute a breach or violation of or default under any Contract, Order, or Permit, or (iii) any occurrence of any event that with or without the passage of time or the giving of notice would give rise to a right to terminate or revoke, change the current terms of, or renegotiate, or to accelerate, increase or impose any Liability under, any Contract, Order or Permit.
     “Intellectual Property” means United States or foreign intellectual property including (i) all inventions, patents, patent applications and patent disclosures, together with all reissuances, continuations, continuations-in-part, divisions, revisions, extensions and reexaminations thereof, (ii) all trademarks, service marks, logos, trade names, corporate names, domain names, trade dress, including all goodwill associated therewith, and all applications, registrations and renewals in connection therewith, (iii) all copyrights and copyrightable works and all applications, registrations and renewals in connection therewith, (iv) all trade secrets and confidential business information (including research and development, know-how, formulas, compositions, processes, techniques, methods, schematics, technology, technical or other data, designs, drawings, flowcharts, block diagrams, specifications, customer and supplier lists, pricing and cost information and business and marketing proposals), (v) all computer software (including databases and related documentation), and (vi) all other proprietary rights, whether now owned or hereafter recognized in any jurisdiction.
     “Knowledge” as used with respect to an entity (including references to such entity being aware of a particular matter) shall mean those facts that are actually known by the Chairman, Chief Executive Officer, President, Chief Financial Officer of such entity, or any other executive officer who is subject to the reporting requirements of Section 16 of the Securities Act.
     “Law” shall mean any code, law, ordinance, regulation, reporting or licensing requirement, rule, or statute applicable to a Person or its assets, Liabilities or business, including those promulgated, interpreted, or enforced by any Regulatory Authority.
     “Liability” shall mean any direct or indirect, primary or secondary, liability, indebtedness, obligation, penalty, cost, or expense (including costs of investigation, collection, and defense), claim, deficiency, guaranty, or endorsement of or by any Person (other than endorsements of notes, bills, checks, and drafts presented for collection or deposit in the ordinary course of business) of any type, whether accrued, absolute or contingent, liquidated or unliquidated, matured or unmatured, or otherwise.
     “Lien” shall mean any conditional sale agreement, default of title, easement, encroachment, encumbrance, hypothecation, infringement, lien, mortgage, pledge, reservation, restriction, security interest, title retention, or other security arrangement, or any adverse right or interest, charge, or claim of any nature whatsoever of, on, or with respect to any property or property interest, other than (i) Liens for current Taxes upon the assets or properties of a party or its subsidiaries which are not yet due and payable, and (ii) for depository institution Subsidiaries of a party, pledges to secure deposits and other Liens incurred in the ordinary course of the banking business.
     “Litigation” shall mean any action, arbitration, cause of action, claim, complaint, criminal prosecution, demand letter, governmental or other examination or investigation, hearing, inquiry, administrative or other proceeding, or notice by any Person alleging potential Liability of a party, or invoking or seeking to invoke legal process to obtain information relating to or affecting a party, which affects such Party’s business assets (including Contracts related to it), or obligations under the transactions contemplated by this Agreement, but shall not include regular, periodic examinations of depository institutions and their Affiliates by Regulatory Authorities.
     “Net Book Value” means the consolidated common stock, additional paid-in capital, retained earnings, and unrealized gain/(loss) on securities, determined in accordance with GAAP.
     “Non-Performing Loans” means the sum of: (i) loans which are classified as 90 days or more past due but which are still treated as accrual loans (regardless of whether such classification is internal or as reported to or directed by Seller’s or Seller Subsidiaries’ Regulatory Authorities); (ii) loans classified as non-accrual (regardless of whether such classification is internal or as reported to or as directed by Seller’s or Seller Subsidiaries’ Regulatory Authorities); plus (iii) loans for which the obligee has reduced the agreed interest rate, reduced the principal or interest obligation, extended the maturity, applied interest payment to reduce principal, capitalized interest, obtained or requested additional collateral or otherwise “renegotiated” the terms of the obligation based upon the actual or asserted inability of the obligor or obligors of such loans to perform their obligations pursuant to the agreements with the obligee prior to such modification or renegotiation.
     “Order” shall mean any administrative decision or award, decree, injunction, judgment, order, ruling, or writ of any Governmental Authority.
     “Permit” shall mean any federal, state, local, and foreign governmental approval, authorization, certificate, easement, filing, franchise, license, notice, permit, or right to which any Person is a party or that is or may be binding upon or inure to the benefit of any Person or its securities, assets or business.
     “Permitted Liens” means (i) statutory liens for Taxes, assessments or other charges by any Governmental Authority not yet due and payable, (ii) inchoate mechanics, materialmen’s, carriers’, workmen’s, warehouseman’s, repairmen’s landlords’ and similar liens granted or which arise in the ordinary course of business consistent with past practice, and (iii) such other liens, encumbrances or imperfections that are not material in amount and do not materially detract from the value of or materially impair the existing use of the property affected by such lien, encumbrance or imperfection.
     “Person” means an individual, corporation, partnership, association, trust, unincorporated organization, limited liability company, other entity or group (as defined in Section 13(d) of the Exchange Act); and
     “Regulatory Authorities” shall mean, collectively, the United States Department of Justice, the Federal Reserve Board, the FDIC, the OCC, the OSBC, Securities and Exchange Commission, and all other federal and state regulatory agencies and public authorities having jurisdiction over the Parties and their respective Subsidiaries.
     “Reserve Ratio” means, as of the end of each fiscal quarter, the ratio (expressed as a percentage) of (a) the amount of the loan loss reserves designated by the Bank and (b) the Non-Performing Loans of the Bank.
     “Rights” shall mean all arrangements, calls, commitments, Contracts, options, rights to subscribe to, scrip, warrants, or other binding obligations of any character whatsoever by which a Person is or may be bound to issue additional shares of its capital stock or other Rights, or securities or Rights convertible into or exchangeable for, shares of the capital stock of a Person, including without limitation rights under the Rights Agreement.
     “Subsidiary” or “Subsidiaries” of the Seller, the Company, the Surviving Corporation, or any other person, means any corporation, limited liability company, partnership, joint venture or other legal entity of which the Seller, the Company, the Surviving Corporation or such other person, as the case may be (either alone or through or together with any other subsidiary), owns, directly or indirectly, 10% or more of the stock or other equity interests the holders of which are generally entitled to vote for the election of the board of directors or other governing body of such corporation or other legal entity.
     “Tier 1 Ratio” means, with respect to the Seller or any Seller Subsidiary, the quotient which has Tier 1 Capital as a numerator and risk-weighted assets as a denominator, as determined based on the most recent quarterly “Consolidated Report of Condition and Income” filed by Seller or a Seller Subsidiary (or if such report is not filed for any reason, a report containing information similar to the report specified above). For purposes of this definition, “Tier 1 Capital” shall have the same definition as set forth in 12 C.F.R. § 3.2(c) and “risk-weighted assets” shall be determined pursuant to 12 C.F.R. Part 3, Appendix A, § 3.
     10.4 Headings. The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.
     10.5 Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner to the end that transactions contemplated hereby are fulfilled to the extent possible.
     10.6 Entire Agreement. This Agreement (including the documents and instruments referred to in this Agreement) constitutes the entire agreement of the parties and supersedes all prior agreements and understandings, both written and oral, between the parties, or any of them, with respect to the subject matter hereof and, except as otherwise expressly provided herein, are not intended to confer upon any other person any rights or remedies hereunder.
     10.7 Assignment. This Agreement shall not be assigned by operation of law or otherwise, except that the Company may assign all or any of its rights hereunder and thereunder to any Affiliate, provided that no such assignment shall relieve the assigning party of its obligations hereunder.
     10.8 Parties in Interest. Subject to Section 10.7, above, this Agreement shall be binding upon and inure solely to the benefit of each party hereto, and nothing in this Agreement, express or implied, is intended to or shall confer upon any other person any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement, other than Section 6.4, above (which is intended to be for the benefit of the Indemnified Parties and may be enforced by such Indemnified Parties).
     10.9 Governing Law. This Agreement shall be governed by, and construed in accordance with, the laws of the State of Kansas, regardless of the laws that might otherwise govern under applicable principles of choice of law or conflicts of law.
     10.10 Counterparts. This Agreement may be executed in two or more counterparts, all of which shall be considered one and the same agreement and shall become effective when counterparts have been signed by each of the parties and delivered to the other party, it being understood that each party need not sign the same counterpart.
     10.11 Time is of the Essence. Time is of the essence of this Agreement.
     10.12 Specific Performance. The parties hereto acknowledge that monetary damages would not be a sufficient remedy for breach of this Agreement. Therefore, upon breach of this Agreement by any party, the aggrieved party may proceed to protect its rights and enforce this Agreement by suit in equity, action at law or other appropriate proceeding, including an action for the specific performance of any provision herein or any other remedy granted by law, equity or otherwise, in each case without posting a bond. Any action for specific performance hereunder shall not be deemed exclusive and may also include claims for monetary damages as may be warranted under the circumstances. The prevailing party in any such suit, action or other proceeding arising out of or related to this Agreement shall be entitled to recover its costs, including attorney’s fees, incurred in such suit, action or other proceeding.
     10.13 Interpretation. When a reference is made in this Agreement to Articles, Sections, Exhibits or Schedules, such reference will be to an Article or Section of or Exhibit or Schedule to this Agreement unless otherwise indicated. The table of contents contained in this Agreement are for reference purposes only and will not affect in any way the meaning or interpretation of this Agreement. Whenever the words “include,” “includes” or “including” are used in this Agreement, they will be deemed to be followed by the words “without limitation.” Unless the context otherwise requires (i) “or” is disjunctive but not necessarily exclusive, (ii) words in the singular include the plural and vice versa, (iii) the use in this Agreement of a pronoun in reference to a party hereto includes the masculine, feminine or neuter, as the context may require, and (iv) terms used herein that are defined in GAAP have the meanings ascribed to them therein. No provision of this Agreement will be interpreted in favor of, or against, any of the parties to this Agreement by reason of the extent to which any such party or its counsel participated in the drafting thereof or by reason of the extent to which any such provision is inconsistent with any prior draft hereof, and no rule of strict construction will be applied against any party hereto. The Seller Disclosure Schedule and the Company Disclosure Schedule, as well as all other schedules and all exhibits hereto, will be deemed part of this Agreement and included in any reference to this Agreement. This Agreement will not be interpreted or construed to require any Person to take any action, or fail to take any action, if to do so would violate any applicable Law. References to the “other party” or “either party” will be deemed to refer to Seller or the Company, as the case may be.
[signatures on following page]

     IN WITNESS WHEREOF, the Company, the Sub and the Seller have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

BLUE VALLEY BAN CORP.
By:	/s/ Robert D. Regnier
Robert D. Regnier, President

BVBC ACQUISITION I, INC.
By:	/s/ Robert D. Regnier
Robert D. Regnier, President

UNISON BANCORP, INC.
By:	/s/ Lynn Mitchelson
Lynn Mitchelson, Chairman of the Board

Signature Page to Agreement and Plan of Merger